

Manufacturing excellence, product innovation and customer responsiveness have been hallmarks of Cooper Industries since 1833 . . .





Cooper Industries

INC

2001 Annual Report



AR/S
P.E.
12-31-01


CROUSE-HINDS



Table of Contents

... and continue to guide us today into tomorrow.



Every day, Cooper's 30,500 employees work hard to improve our Company in the eyes of our customers — from the quality and efficiency of our products to the services provided by our technicians and sales representatives to our timely and complete order deliveries.

Cover photographs (top to bottom): The E.T. Lufkin Board and Log Rule Manufacturing Company's first factory in Cleveland, Ohio, in 1869. A modern Cooper Tools automobile assembly system. Cooper was a pioneer manufacturer of trolley headlights and traffic signals. Cooper's products today are leaders in serving innovative, high-technology markets. The Crouse-Hinds sales force was known for its responsive customer service. Today, Cooper's customer and partner relationships span the globe.

Financial Highlights

($ in millions, except per-share data)	**2001**	2000	1999
Revenues	**$4,209.5**	$4,459.9	$3,868.9
Operating earnings[1]	**475.2**	650.2	577.5
Continuing income before nonrecurring items[2]	**255.8**	357.4	334.3
Net income	**231.3**	357.4	331.9
Diluted Income Per Common Share			
Continuing income before nonrecurring items[2]	**$ 2.69**	$ 3.80	$ 3.52
Net income	**2.44**	3.80	3.50
Shares used in computation of earnings per share (in millions)	**94.9**	94.1	94.9
Cash dividends declared per common share	**1.40**	1.40	1.32
Number of employees	**30,500**	34,300	30,100
Number of record shareholders	**27,300**	28,400	29,700
Operating Revenues by Business Segment			
Electrical Products	**$3,485.5**	$3,659.2	$3,060.9
Tools & Hardware	**724.0**	800.7	808.0
Operating Earnings by Business Segment[1]			
Electrical Products	**$ 437.0**	$ 585.0	$ 516.7
Tools & Hardware	**68.6**	97.7	97.9
Total assets	**$4,611.4**	$4,789.3	$4,143.4
Total indebtedness	**1,300.8**	1,518.0	1,087.8
Shareholders' equity	**2,023.2**	1,904.2	1,743.1
Return on revenues[2]	**6.1%**	8.0%	8.6%
Return on average shareholders' equity	**11.8%**	19.6%	20.1%
Return on invested capital[2]	**9.5%**	13.0%	14.1%
Total debt as a percent of total capitalization	**39.1%**	44.4%	38.4%

Revenues
in billions


$4.5
3.6
2.7
1.8
0.9
0
1999
2000
2001

Diluted Earnings Per Share[2]


$4.0
3.2
2.4
1.6
0.8
0
1999
2000
2001

Free Cash Flow[3]
in millions


$375
300
225
150
75
0
1999
2000
2001

Debt-to-Total-Capitalization Ratio
percentage


50
40
30
20
10
0
1999
2000
2001

[1] Excludes nonrecurring charges of $74.1 million in 2001, of which $24.0 million related to the Electrical Products segment and $50.1 million represented general corporate charges, and net nonrecurring charges of $3.7 million in 1999.

[2] Excludes nonrecurring charges described in (1) above, a $50 million tax reserve reduction in 2001 and a $30 million charge related to a discontinued operation in 2001.

[3] Net cash provided by operating activities, less capital expenditures, net of proceeds from sales of property, plant and equipment.

To Our Shareholders:

Cooper Industries today is one of a handful of American companies that can trace unbroken lineage nearly 170 years to the founders whose names the Company continues to bear. While this is interesting, longevity alone doesn't guarantee success.

Rather, Cooper's long-term success stems from dedication to a few key principles which ensure good business practices: manufacturing excellence, product innovation and customer responsiveness. These principles have guided our Company since 1833. They remain with us today and will continue to guide Cooper Industries as we face the business challenges of tomorrow.



H. John Riley, Jr.
Chairman, President and Chief Executive Officer

2001 Review

Looking back, it now all seems so very clear. The North American economy, certainly the manufacturing sector, has been in a decline since the fourth quarter of 2000, and, unfortunately, that decline continued unabated throughout 2001.

We've seen a dramatic change in market conditions over the past 12 months. Yesterday's question was "How much did you grow?" Today's question is "How well can you manage your business in an economic environment that is unprecedented in the last 20 years?" On that score, Cooper did very well in 2001.

While braving the unexpectedly severe and tumultuous economy, Cooper also confronted two other major challenges. The first related to our midyear decision to review strategic alternatives in the face of an unsolicited offer to acquire the Company. Additionally, we were forced to complete a time-consuming but diligent and thorough assessment of Cooper's potential obligations related to the unexpected bankruptcy of Federal-Mogul Corporation.

Despite all of this, Cooper's performance in 2001 reflected impressive operational resiliency and disciplined cost control.

We don't like to see declines in sales and earnings any more than anyone else does. But when we compare our 2001 performance to others in the marketplace, we're confident that we did better than just hold our own.

2001 Results

Cooper's results in 2001 tracked global economic trends. While we kept hoping otherwise, our results for the year reflected varying degrees of weakness in virtually all of the business segments we serve: telecommunications, electronics, construction, electric power transmission and distribution and general industrial markets. As a result, our revenues in 2001 were $4.21 billion, compared with $4.46 billion in 2000.

Operating earnings in 2001 were $475.2 million, compared with $650.2 million for the prior year. Net income in 2001 was $255.8 million, before nonrecurring charges, favorable income tax developments and a provision related to potential obligations for discontinued operations. Earnings per share in 2001 were $2.69, compared with $3.80 in 2000.

In the fourth quarter of 2001, we recorded a nonrecurring after-tax charge of $44.5 million, or $.47 per share. This charge consisted of costs for restructuring activities, including a provision for further workforce reductions related to the Company's ongoing effort to consolidate and align production capacity with customer demand; the write-off of assets related to the rationalization and repositioning of previously acquired businesses; the adjustment of the values of certain software, hardware and other technology investments; and the costs associated with the Company's review of strategic alternatives.

The Company also recorded a $30 million after-tax provision in the fourth quarter 2001, reflecting the projected financial impact of the issues related to the Federal-Mogul bankruptcy. This provision was taken after the completion of a thorough analysis by independent advisors, and we believe that there will be no reduction of future earnings as a result of this matter. Offsetting these two charges was a $50 million, or $.53 per share, tax benefit recorded in the fourth quarter related to reserves for certain transactions which the Company believed were no longer required.

Fortunately, we acted early in the year to aggressively reduce spending and maximize cash flow. These decisive actions resulted in $314 million in free cash flow for 2001, and by December 31, the Company's debt-to-total-capitalization ratio was 39.1 percent, down impressively from 44.4 percent on December 31, 2000.

2001 Growth Initiatives

Despite the previously-mentioned economic challenges and business distractions, we continued to implement important core revenue growth and production cost management initiatives to strengthen our operations throughout 2001. These initiatives will provide long-term competitive advantages and generate incremental growth and profitability when the economy recovers.

For example, we significantly increased our manufacturing capacity in lower-cost regions of the world by expanding current operations and bringing on stream major plants in Mexico and China. Our resulting lower-cost platform will allow us to penetrate new and growing markets around the world.

Additionally, Cooper's Strategic Sourcing program matured nicely in 2001. We met our savings objectives and, frankly, would have exceeded them if the economy had been stronger. We expect to see even greater savings from our aggressive efforts to rationalize our supplier base and leverage our global spend in 2002. We also continued to make very good progress developing the Company's electronic commerce footprint. Ultimately, this integrated network will enable us to enhance transaction capabilities and efficiencies across the Company and throughout our broad customer base.

Finally, our innovative Cooper Connection program, introduced in late 2000, gained significant momentum over the past 12 months by facilitating cooperative customer relations among our Electrical Products businesses. Ultimately, this effort will be reflected in increased sales to a wide range of distribution partners – both large and small.







Top: Cooper's global manufacturing facilities and product sourcing capabilities benefit customers all over the world. The Company is continuing its efforts to build state-of-the-art plants in lower-cost regions to improve quality, reduce costs and better serve growing markets.

Center: Geographic profit centers allow Cooper to maximize regional resources and enhance our commercial capabilities. Cooper China offers avenues to grow our Asian customer base and strategically source components and products from Far East channels.

Bottom: Disciplined capital spending results in state-of-the-art operations, leading-edge products and manufacturing and cost efficiencies. These circuit interrupters from Cooper Power Systems feature proprietary technologies patented by Cooper.

Strategic Review Process

In August, in response to an approach from Danaher Corporation, our Board authorized management to complete a strategic alternatives review process to pursue every reasonable alternative that could maximize value for Cooper's shareholders, including a sale of Cooper in whole or in parts.

After careful review of all the results of this process, our Board concluded that the best course of action would be to move forward independently with our previously announced plan to reincorporate in Bermuda. This strategy will enhance operational flexibility and significantly increase cash flow, enabling us to further strengthen our balance sheet and better position the Company to pursue worldwide growth opportunities. When completed, the reincorporation will reduce Cooper's effective tax rate to a range of 20 to 25 percent, generating additional cash flow of approximately $55 million per year, and annually adding approximately $.58 to per-share earnings.

Going forward

Cooper is a valuable global franchise with strong business platforms capable of generating earnings and cash flow in a variety of ways. Our decisive actions in 2001 to reduce costs and improve our businesses have firmly positioned Cooper for future success, and we plan to capitalize on this momentum.

Over the past 12 to 15 months, significant effort has been spent adjusting business plans and production capacity to market conditions and segment demand. These activities will continue in 2002. We will take further aggressive actions to restructure business units and exit underperforming product lines to ensure that Cooper is optimally positioned within the broad range of markets it serves. In addition, we intend to continue our investments in revenue growth initiatives, in our programs to move production to lower-cost regions and in the expansion of our Strategic Sourcing and technology infrastructure.

Before I close, I would like to recognize John D. Ong who stepped down from Cooper's Board of Directors upon his appointment and confirmation as the U.S. Ambassador to Norway. We are grateful for his 26 years of service on our Board and for his guidance to our Company.

As I mentioned at the outset of this letter, Cooper was founded on the premise that manufacturing excellence, product innovation and customer responsiveness were the cornerstones of our past success. That premise holds true for us today as we continue to run our businesses with a spirit to improve our results in any operating environment.

Over the past 170 years, our ability to adapt and change has helped the Company evolve from a small family-owned iron foundry in Ohio into a manufacturing leader whose employees, customers and operations span the globe. This sustained growth and impressive spirit of enterprise is the remarkable achievement of generations of employees whose talents helped to forge the Cooper of today. We thank them all for that effort.

We are equally grateful to our customers for their confidence in our products and to our Board of Directors and our shareholders for their confidence in our long-term strategy. We expect to reward their confidence by continuously improving our performance in the months and years ahead.

Sincerely,



H. John Riley, Jr.
Chairman, President and Chief Executive Officer
February 22, 2002

COOPER B-Line



Cooper B-Line is a leading manufacturer of electrical and telecommunications support systems and enclosures.

Major Brands

B-Line, Willsher & Quick

Major Markets/Uses

Cooper B-Line's products are used in the electrical, mechanical and telecommunications markets.

Web Services & Offerings

On-line searchable catalogs
Downloadable catalog library, design software and specifications
Metric-conversion calculator
Locations of representatives
Literature request feature

COOPER Bussmann



Cooper Bussmann provides circuit protection and power management products designed to protect electrical and electronic systems.

Major Brands

Buss, Bussmann, Coiltronics, Edison, Eletromec, Fusetron, Magnum, PowerStor, SurgX

Major Markets/Uses

Cooper Bussmann's products are used in electrical and automotive systems, telecommunications products, consumer electronics, computers and peripherals.

Web Services & Offerings

Downloadable product data sheets
Software tools for cross-reference, engineering calculations and design guides
On-line registration for technical seminars
Ability to place purchase orders
Access to real-time available inventory, order status, order tracking and product pricing information
Gubany Center information on contract testing
New product pages with training materials, dimensional drawings, ad reprints and product photos

COOPER Crouse-Hinds



Cooper Crouse-Hinds makes electrical products designed to protect personnel and electrical systems in hazardous, commercial and industrial environments.

Major Brands

Arktite, Cam-Lok, CEAG, Champ, Condulet, Crouse-Hinds, Hazard-Gard, Mini-Line, Myers, Posi-Lok, Powerplus, SpecOne, Terminator

Major Markets/Uses

Cooper Crouse-Hinds' products are used in commercial and industrial environments, airport and obstruction lighting, and marine and entertainment applications.

Web Services & Offerings

On-line searchable catalogs
Worldwide field sales office locator
Distributor locator
Stock availability information
Order status and tracking
On-line training
Cross-reference guides
Downloadable logos
Technical resource materials
Quick ship programs

Customer responsiveness . . . a Company commitment


HALO
B-Line


SHELL
CROUSE-HINDS

Cooper's electrical products and tools and hardware are among the most respected in the world. As a result, today Cooper is one of the top suppliers to North American electrical products distributors. We are constantly working to make transactions easier across all of our businesses for our customers and distributors.

Crouse-Hinds, founded in 1897, fostered product innovation and customer service. The Crouse-Hinds sales force built strong customer partnerships which helped to open new markets for the Company's products.

Manufacturing excellence ... a founding principle





Cooper's investments in advanced manufacturing technologies include this flat-sheet laser cutter. Stainless steel parts for Cooper B-Line products are precision crafted using this tool to limit waste, ensure quality and reduce inventory requirements.

In 1848, Jacob Wiss vowed to make the finest shears and scissors available. One hundred years later, in 1948, Wiss employees in the inspection and rework department continued to assure product quality and excellence.

Product innovation . . . a core competency


COILTRONICS



Tiny magnetic devices for regulating electricity — part of Cooper Bussmann's growing product offerings — are key components of virtually every modern communications tool from cell phones to pagers, calculators to computers.

In 1869, Cooper built its first Corliss engine. This 210-ton giant operated almost continuously for 50 years. Corliss engines revolutionized 19th-century manufacturing and became the heart of power plants, textile factories and rolling mills.

COOPER Wiring Devices



Cooper Wiring Devices offers a complete line of wiring devices and accessories for the distribution and control of electrical power.

Major Brands

Arrow Hart, Cooper Wiring Devices, Eagle, Royer

Major Markets/Uses

Cooper Wiring Devices' products are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Web Services & Offerings

Order tracking

Contact information for representative agencies, distributors and retailers and technical support

Downloadable product literature

COOPER Tools



Cooper Tools manufactures an extensive line of electric and pneumatic industrial power tools, automated assembly systems and premium hand tools.

Major Brands

Airetool, Apex, Buckeye, Campbell, Cleco, Cooper Automation, Crescent, DGD, Doler, Dotco, Erem, Gardner-Denver, GardoTrans, Geta, Kahnetics, Lufkin, Master Power, Metronix, Nicholson, Plumb, H.K. Porter, Quackenbush, Recoules, Rotor, Utica, Weller, Wire-Wrap, Wiss, Xcelite

Major Markets/Uses

Cooper Tools' power tool products are used in aerospace, automotive, general industrial and energy applications. Hand tool products are used in the general manufacturing, electronics, agricultural, consumer and construction industries.

Web Services & Offerings

On-line catalogs, brochures, service literature, material safety data sheets and product literature

Contact information

Sales and service locations for power tools and Campbell products

Database of excess and obsolete inventory

Product information searches


Cooper Worldwide
Locations

Our roots are American, but today Cooper's customers and operations span the globe.

- North America
  - 75 Manufacturing plants
  - 43 Distribution warehouses
  - 99 Sales offices
- South America
  - 5 Manufacturing plants
  - 1 Distribution warehouse
  - 1 Sales office
- Europe
  - 30 Manufacturing plants
  - 18 Distribution warehouses
  - 21 Sales offices
- Asia
  - 3 Manufacturing plants
  - 1 Distribution warehouse
  - 11 Sales offices
- Australia
  - 2 Manufacturing plants
  - 1 Distribution warehouse
  - 2 Sales offices

COOPER Lighting


EXIT

Cooper Lighting manufactures lighting fixtures and related products for indoor and outdoor use.

Major Brands

Atlite, Corelite, Edison, Emerald, Fail-Safe, Halo, Iris, Lumark, Lumière, McGraw-Edison, Metalux, MWS, Neo-Ray, Portfolio, Regent, Shaper, Sure-Lites, USL

Major Markets/Uses

Cooper Lighting's products are used in commercial, industrial, institutional, retail and residential installations, including hospitals, schools, airports, factories, sport facilities and arenas, parking lots and roadways, high-security areas and landscapes.

Web Services & Offerings

- Distributor and agent locator assistance
- Buyer's guide
- Downloadable catalogs, specification sheets and photometric files
- Catalog request feature
- Download, purchase or order electronic tools for product and specification assistance
- Product selection assistance
- Global products search function

COOPER Menvier



Cooper Menvier manufactures emergency lighting, security equipment, fire detection systems and commercial lighting fixtures.

Major Brands

Capri-Codec, Crompton, Fulleon, JSB, Luminox, Menvier, Menvier Blessing, Menvier CSA, Menvier Security, Menvier Univel, Nugelec, Pretrónica, Regalsafe, Scantronic

Major Markets/Uses

Cooper Menvier's lighting, emergency lighting and fire detection products are used in commercial and industrial installations throughout Europe. Typical applications are hospitals, schools, theaters, workplaces and railway networks. Cooper Menvier's security products are specified for use in commercial, industrial and residential locations throughout Europe.

Web Services & Offerings

- Catalog requests
- Contact information

COOPER Power Systems



Cooper Power Systems offers equipment, components and engineering services for the distribution and management of electrical power.

Major Brands

Combined Technologies, Cooper Power Systems, Edison, EMSA, Envirotemp, Kearney, Kyle, NOVA, McGraw-Edison, RTE, UltraSIL

Major Markets/Uses

Cooper Power Systems' products are used by electrical utilities and significant commercial and industrial power users, including college campuses, medical centers and manufacturing facilities.

Web Services & Offerings

- Downloadable literature and drawings
- On-line catalog
- Schedules for workshops, seminars, trade shows, training and industry meetings
- Technical information and search services
- Glossary of industry terms
- Inventory listing of components
- Disaster-response contact plan
- Directory of field sales personnel and manufacturers' representatives
- Request for quotations

Environmental stewardship and community enrichment ... constants from the beginning



Based on U.S. Bureau of Labor statistics, Cooper employees number among the safest in today's manufacturing sector.

Cooper's guiding philosophy mandated safe work practices, ample lighting and adequate employee training as shown in this photo of employees operating a centerless grinder at a Cooper plant in 1935.

Environmental stewardship is good business

Some ideas never go out of style. Particularly the idea that employee safety, environmental stewardship and the conservation of resources is good for business. That was the case for Cooper employees at the Ajax Iron Works in Corry, Pennsylvania, in 1935. The management at the plant insisted on the highest standards of sanitation and space conservation, convinced that the reduction of hazards contributed to improvements in morale.

These same ideas are paramount at Cooper today, championed through ongoing efforts to make its workplaces safe and to protect the environment. We start with the belief that workplace accidents are preventable. Regular training, measurement and communications are the foundation of Cooper's impressive employee safety program.

Cooper's safety program works

Cooper's employee safety program delivers results. In 2001, nearly 20 percent of Cooper's plants had no lost-time accidents. In addition, many facilities achieved significant safety milestones. For example, Cooper's facility in Roanoke, Virginia, completed four years and the facility in Franksville, Wisconsin, 10 years without lost-time accidents. Employees at Cooper's Vicksburg, Mississippi, plant passed the four million man-hour mark in 2001 without a lost-time accident, and two Cooper plants in Mexico achieved one million man-hours without a lost-time accident.

A leader in environmental protection, Cooper continuously seeks to minimize the impact of its operations. With comprehensive training and well-established internal controls, Cooper plants exemplify environmentally responsible manufacturing. Many Cooper plants now meet the ISO 14001 environmental management system standard, including the Cooper plants in Mexico City and Burton-on-the-Wolds, England, which were certified in 2001.

Safety and environmental stewardship have been important principles at Cooper from its very beginnings and are hallmarks of today's successful manufacturing operations. On both counts, Cooper excels.

Cooper: always a responsive citizen

Charles and Elias Cooper were business leaders who strongly supported programs that enhanced the quality of life in their community. The company they founded, C & E Cooper, would one day become Cooper Industries, Inc. Today, Cooper is equally committed to corporate citizenship.

Cooper's philanthropy consists of giving to nonprofit health and human services, educational, environmental and cultural organizations in communities around the world where our employees live and work. Since the Cooper Industries Foundation was created over 35 years ago, Cooper has contributed more than $70 million to nonprofit organizations.

Cooper also has developed four unique partnership programs to build stronger ties to the communities where we operate and honor our employees' commitment to important, nonprofit causes:

• *Environmental Excellence Awards* promote responsible environmental management.

• *Project Pace Education Awards* foster vocational and technical training programs.

• *Take Charge Safety & Health Awards* heighten safety awareness and education.

• *Volunteer Spirit Awards* encourage employee volunteerism in local communities.

Throughout its history, Cooper's philanthropic efforts have been based on the interests and initiatives of its employees. We encourage our employees to become personally involved in bettering their communities. Our philanthropic policies honor their efforts by giving preference to nonprofit organizations where our employees are active volunteers. Additionally, when Cooper employees make personal donations to nonprofit organizations, we match their gifts with corporate dollars.


COOPER

Today, Cooper continues to support its employees in their volunteer efforts. Cooper employees teamed up to support the Museum of Fine Arts, Houston in a major fundraising event.



The Cooper Band was formed in 1917 by employees from the foundry. The band played at community concerts, parades and picnics and greeted visiting dignitaries at the train station.

Cooper's pride in its communities and its commitment to enhance the quality of life in those communities remain a cornerstone of the Company.

Manufacturing excellence, product innovation and customer responsiveness ... prerequisites for generating shareholder value



In 1907, a dedicated team of 200 Cooper employees built and then transported and assembled the components of this giant steam engine at a customer's factory.

Today, Cooper's employees are mindful that our customers are the reason that they come to work and that the products we provide are only as good as the people who build them.

Officers and Operations

Corporate Officers

H. John Riley, Jr.
Chairman, President and Chief Executive Officer

Ralph E. Jackson, Jr.
Chief Operating Officer

Kirk S. Hachigian[1]
Executive Vice President, Operations

Terry A. Klebe
Senior Vice President, Strategic Sourcing and Chief Information Technology Officer

D. Bradley McWilliams
Senior Vice President and Chief Financial Officer

Diane K. Schumacher
Senior Vice President and General Counsel

David R. Sheil
Senior Vice President, Human Resources

David A. White, Jr.
Senior Vice President, Strategic Planning and New Venture Development Officer

Richard J. Bajenski
Vice President, Investor Relations

Victoria B. Guennewig
Vice President, Public Affairs

Terrance V. Helz[2]
Associate General Counsel and Secretary

Alan J. Hill
Vice President and Treasurer

E. Daniel Leightman
Vice President, Taxes

Jeffrey B. Levos
Vice President and Controller

Terrance M. Smith
Vice President, Information Systems

Robert W. Teets
Vice President, Environmental Affairs and Risk Management

[1] Named Executive Vice President, Operations in March 2001.
[2] Named Associate General Counsel and Secretary in August 2001.

Electrical Products

Cooper B-Line
Highland, Illinois
Thomas E. Briggs, *President*

Cooper Bussmann
St. Louis, Missouri
Barry C. McHone, *President*

Cooper Crouse-Hinds
Syracuse, New York
Steven L. Sisney, *President*

Cooper Lighting
Peachtree City, Georgia
R. Fritz Zeck, *President*

Cooper Menvier
Royal Leamington Spa, Warwickshire, England
J. Eric Scrimshaw, *President*

Cooper Power Systems
Waukesha, Wisconsin
William D. Martino, *President*

Cooper Wiring Devices
Long Island City, New York
Neal Kluger, *President*

Tools & Hardware

Cooper Tools
Lexington, South Carolina
A. Peter Held, *President*

Board of Directors



Warren L. Batts [3,4,5]

Retired Chairman and Chief Executive Officer, Premark International, Inc.



Robert M. Devlin [2,3,4,5]

Chairman, Curragh Capital Partners; Retired Chairman, President and Chief Executive Officer, American General Corporation



Clifford J. Grum [2,3,4,5]

Retired Chairman and Chief Executive Officer, Temple-Inland Inc.



Linda A. Hill [1,3]

Professor, Harvard Business School



Ralph E. Jackson, Jr.

Chief Operating Officer, Cooper Industries, Inc.



H. John Riley, Jr. [2]

Chairman, President and Chief Executive Officer, Cooper Industries, Inc.



Sir Ralph H. Robins [1,4]

Chairman, Rolls-Royce plc



H. Lee Scott [1,3]

President and Chief Executive Officer, Wal-Mart Stores, Inc.



Dan F. Smith [1,2,4]

President and Chief Executive Officer, Lyondell Chemical Company



Gerald B. Smith [1,3]

Chairman and Chief Executive Officer, Smith Graham & Company



James R. Wilson [1,4,5]

Retired Chairman, President and Chief Executive Officer, Cordant Technologies Inc.

[1] Member of the Audit Committee

[2] Member of the Executive Committee

[3] Member of the Finance Committee

[4] Member of the Management Development and Compensation Committee

[5] Member of the Committee on Nominations and Corporate Governance

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-1175

Cooper Industries, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ohio	**31-4156620**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
600 Travis, Suite 5800, Houston, Texas	**77002**
(Address of Principal Executive Offices)	(Zip Code)

713/209-8400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $5 par value	The New York Stock Exchange Pacific Exchange
Rights to Purchase Preferred Stock	The New York Stock Exchange Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

The aggregate value of the registrant's voting stock held by non-affiliates of the registrant as of January 31, 2002 was $3,345,382,140.75.

Number of shares outstanding of registrant's Common Stock as of January 31, 2002 – 93,851,135

DOCUMENTS INCORPORATED BY REFERENCE

Cooper Industries, Inc. Proxy Statement to be filed for the Annual Meeting of Shareholders to be held on April 5, 2002 (Part III – Items 10, 11 and 12)

<u>TABLE OF CONTENTS</u>

PART I

ITEM 1. BUSINESS; ITEM 2. PROPERTIES

GENERAL

The term "Cooper" refers to the registrant, Cooper Industries, Inc., which was incorporated under the laws of the State of Ohio on January 8, 1919.

Cooper operates in two business segments: Electrical Products and Tools & Hardware. Cooper manufactures, markets and sells its products and provides services throughout the world. Cooper has manufacturing facilities in 21 countries and currently employs approximately 30,500 people. On December 31, 2001, the plants and other facilities used by Cooper throughout the world contained an aggregate of approximately 20,192,100 square feet of space, of which approximately 72 percent was owned and 28 percent was leased. The charts on the next page show the number of employees, square footage of facilities owned and leased and location of manufacturing facilities for each industry segment. Certain equipment and production facilities have been financed by industrial revenue bonds issued by local government authorities and are subject to security arrangements customary in such financings.

		Number and Nature of Facilities				Square Footage of Plants and Facilities	
Segment	Number of Employees	Manufacturing	Warehouse	Sales	Other	Owned	Leased
Electrical Products	23,660	88	51	114	12	10,335,000	4,865,100
Tools & Hardware	6,650	27	13	19	2	4,186,600	656,500
Other	210	-	-	1	2	-	148,900
Total	30,520	115	64	134	16	14,521,600	5,670,500

* Multi-purpose facilities at a single location are listed in each applicable column.

Manufacturing Plant Locations

Segment	United States	Europe (Other Than UK)	United Kingdom	Mexico	South America	Australia	Canada	Republic of China	India	Malaysia
Electrical Products	47	11	11	10	3	1	2	1	1	1
Tools & Hardware	14	8	-	2	2	1	-	-	-	-
Total	61	19	11	12	5	2	2	1	1	1

Operations in the United States are conducted by unincorporated divisions and wholly-owned subsidiaries of Cooper, organized by the two business segments. Activities outside the United States contribute significantly to the revenues and operating earnings of both segments of Cooper. These activities are conducted in major commercial countries by wholly-owned subsidiaries and jointly-owned companies, the management of which is structured through Cooper's two business segments. As a result of these international operations, sales and distribution networks are maintained throughout most of the industrialized world. Cooper generally believes that there are no substantial differences in the business risks associated with these international operations compared with domestic activities, although Cooper is subject to certain political and economic uncertainties encountered in activities outside the United States, including trade barriers, restrictions on foreign exchange and currency fluctuations. As the U.S. dollar strengthens against foreign currencies at a rate greater than inflation in those countries, Cooper may experience lower segment revenues and operating earnings. The five countries in which Cooper generates the most international revenues are Canada, Germany, France, Mexico and the United Kingdom. Cooper has operations in India and Malaysia and has several joint ventures with operations in China. Investments in India, Malaysia and China are subject to greater risks related to economic and political uncertainties as compared to most countries where Cooper has operations. Exhibit 21.0 contains a list of Cooper's subsidiaries.

Financial information with respect to Cooper's industry segments and geographic areas is contained in Note 15 of the Notes to Consolidated Financial Statements. A discussion of acquisitions and divestitures is included in Notes 2, 3, 7 and 17 of the Notes to Consolidated Financial Statements.

With its two business segments, Cooper serves three major markets: industrial, construction and electrical power distribution. Markets for Cooper's products and services are worldwide, though the United States is the largest market. Within the United States, there is no material geographic concentration by state or region. Cooper experiences substantial competition in both of its business segments. The number and size of competitors vary considerably depending on the product line. Cooper cannot specify with exactitude the number of competitors in each product category or their relative market position. However, most operating units experience significant competition from both larger and smaller companies with the key competitive factors being price, quality, brand name and availability. Cooper considers its reputation as a manufacturer of a broad line of quality products and premier brands to be an important factor in its businesses. Cooper believes that it is among the leading manufacturers in the world of electrical distribution equipment, wiring devices, support systems, hazardous duty electrical equipment, emergency lighting, lighting fixtures, fuses, nonpower hand tools and industrial power tools.

Cooper's research and development activities are for purposes of improving existing products and services and originating new products. During 2001, approximately $55.8 million was spent for research and development activities as compared with approximately $57.7 million in 2000 and $54.0 million in 1999. Cooper obtains and holds patents on products and designs in the United States and many foreign countries where operations are conducted or products are sold. Although in the aggregate Cooper's patents are important in the operation of its businesses, the loss by expiration or otherwise of any one patent or license or group of patents or licenses would not materially affect its business.

Cooper does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2002. Cooper has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Orders and decrees consented to by Cooper have contained agreed-upon timetables for fulfilling reporting or remediation obligations or maintaining specified air and water discharge levels in connection with permits for the operations of various plants. Cooper believes it is in compliance with the orders and decrees, and such compliance is not material to the business or financial condition of Cooper. For additional information concerning Cooper's accruals for environmental liabilities, see Note 7 of the Notes to Consolidated Financial Statements.

Approximately 54% of the United States hourly production work force of Cooper is employed in 49 manufacturing facilities, distribution centers and warehouses not covered by labor agreements. Numerous agreements covering approximately 46% of all hourly production employees exist with 24 bargaining units at 24 operations in the United States and with various unions at 30 international operations. During 2001, new agreements were concluded covering hourly production employees at 7 operations in the United States. Cooper considers its employee relations to be excellent.

Sales backlog at December 31, 2001 was approximately $308 million, all of which is for delivery during 2002, compared with backlog of approximately $456 million at December 31, 2000.

Cooper's financial condition and performance are subject to various risks and uncertainties including, but not limited to: (1) the condition of the domestic economy and European and Latin American markets; (2) spending on commercial and residential construction and by utilities; (3) worldwide energy-related project spending; (4) demand for products in the electronics and telecommunications markets; (5) raw material and energy costs; (6) mix of products sold; (7) realization of benefits of cost reduction programs; (8) competitive conditions; (9) the relationship of the U.S. dollar to the currencies of countries in which Cooper does business; and (10) mergers and acquisitions and their integration into Cooper.

The following describes the business conducted by each of Cooper's business segments. Additional information regarding the products, markets and distribution methods for each segment is set forth on the table at the end of this Item. Information concerning market conditions, as well as information concerning revenues and operating earnings for each segment, is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Electrical Products

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters, pole line hardware and other related power systems components.

The principal raw material requirements include copper, tin, lead, plastics, insulating materials, pig iron, aluminum ingots, steel, aluminum and brass. These raw materials are available from and supplied by numerous sources located in the United States and abroad.

Demand for Electrical Products follows general economic conditions and is generally sensitive to activity in the construction market, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. The segment's product lines are marketed directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers and thousands of independent distributors.

Tools & Hardware

The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets; and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The principal raw material requirements include flat and bar stock steel, brass, copper, tin plate, fiberglass, aluminum, iron castings, wood, plastic pellets and plastic sheet. These materials are available from and supplied by numerous sources in the United States and abroad.

Demand for nonpowered hand tools, assembly systems and industrial power tools is driven by employment levels and industrial activity in major industrial countries and by consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. The segment's products are sold by a company sales force, independent distributors and retailers.

COOPER INDUSTRIES, INC.
PRODUCTS, MARKETS AND DISTRIBUTION METHODS BY SEGMENT

Electrical Products
Major Products and Brands*

Arktite plugs and receptacles.
Arrow-Hart wiring devices.
AtLite indoor commercial lighting.
B-Line support systems, enclosures, fasteners.
Blessing, CSA, Pretronica and **Univel** emergency lighting and power systems.
Bussmann and **Buss** electrical and electronic fuses.
Cam-Lok electrical connectors.
Capri-Codec cable accessories and flexible conduits.
CEAG emergency lighting systems.
Champ and **Hazard-Gard** HID and fluorescent lighting.
Coiltronics inductors and transformers.
Combined Technologies current-limiting fuses.
Condulet fittings and outlet bodies.
Cooper Power Systems distribution transformers, power capacitors, voltage regulators, surge arresters, pole line hardware and SCADA master stations.
Cooper Wiring Devices circuit protective devices.
Corelite and **Neo-Ray** indirect lighting products.
Crompton lighting fixtures and specialty lamps.
Crouse-Hinds and **CEAG** electrical construction materials and **Crouse-Hinds** aviation lighting products.
DLS electrical wiring and control systems.
Eagle wiring devices, sockets and switches.
Edison and **Edison Pro** relays.
Eletromec DIN style fuses.
Emerald consumer recessed and track lighting.
EMSA power transformers.
EnKlosures electrical enclosures.
Envirotemp dielectric fluids.
Fail-Safe high abuse, clean room and vandal-resistant lighting fixtures.
Fulleon, Nugelec and **Transmould** fire detection systems.
Fusetron electric fuses and protectors.
Halo recessed and track lighting fixtures.
Iris lighting systems.
JSB, Luminox and **Menvier** emergency lighting and fire detection systems.
Karp, Edison, Mercury and **B&S** electrical fuses.
Kearney fuses, connectors, tools and switches.
Kyle distribution switchgear.
Low-Peak electric fuses.
Lumière specification grade landscape lighting.
Magnum terminal strips and disconnect blocks.
McGraw-Edison and **Lumark** indoor and outdoor lighting.
Metalux fluorescent lighting.
Mini-Line molded-to-cable miniature connectors.
Molded Products connectors and systems.
MWS modular wiring systems.
Myers electrical hubs.
NOVA reclosers, sectionalizers and switches.
Optiance fiber optic lighting.
Portfolio architectural recessed lighting.
Posi-Lok electrical panel units.
Powerplus panel boards.
PowerStor carbon aerogel supercapacitors.
Regalsafe signaling and life saving apparatus.
Regent security lighting systems.
Royer wiring devices, sockets and switches.
McGraw-Edison and **RTE** transformer components, cable accessories and fuses.
Scantronic and **Menvier** security systems.
Shaper specification and commercial grade lighting fixtures.
SpecOne controls, lighting, plugs and receptacles.
Streetworks outdoor lighting.
Sure-Lites and **AtLite** exit and emergency lighting.
Terminator metal clad cable connectors.
Thepitt electrical outlet and switch boxes.
TransX transient voltage protection devices.
UltraSIL surge arresters.
USL sports lighting.
Willsher & Quick electrical enclosures.

Tools & Hardware
Major Products And Brands*

Airetool, Assembly Systems, Buckeye, Cleco, Cooper Automation, DGD, Doler, Dotco, Gardner-Denver, GardoTrans, Quackenbush, Rotor Tool and **Recoules** industrial power tools and assembly equipment.
Apex and **Geta** screwdriver bits, impact sockets and universal joints.
Campbell chain products.
Crescent pliers and wrenches.
Diamond farrier tools and horseshoes.
Erem precision cutters and tweezers.
Kahnetics dispensing systems.
KME industrial tools and machines.
Lufkin measuring tapes.
Master Power industrial air tools.
Metronix servos and drive controls.
Nicholson files and saws.
Plumb hammers.
Utica torque measuring and controls.
Weller soldering equipment.
Wire-Wrap solderless connection equipment.
Wiss and **H.K. Porter** cutting products.
Xcelite screwdrivers and nutdrivers.

---

* Brand names appearing in bold type are registered trademarks in the United States or abroad of Cooper Industries, Inc. or its subsidiaries, except the following which are unregistered trademarks: Assembly Systems, AtLite, Blessing, B&S, Capri-Codec, Combined Technologies, Cooper Automation, Cooper Wiring Devices, Corelite, CSA, DLS, Edison Pro, EnKlosures, Geta, Hazard-Gard, KME, Luminox, Metronix, Mini-Line, Molded Products, Myers, Neo-Ray, Nugelec, Optiance, Portfolio, Powerplus, PowerStor, Pretronica, Regalsafe, SpecOne, Streetworks, Terminator, Thepitt, Transmould, TransX, Univel, USL and Willsher & Quick. Gardner-Denver is a registered trademark of Gardner Denver Machinery Inc. and is used by Cooper Industries under license.

ELECTRICAL PRODUCTS

Major Markets

Fuses and circuit protection products are sold to end-users in the construction, industrial, automotive and consumer markets and to manufacturers in the electrical, electronic, telecommunications and automotive industries. Lighting fixtures are utilized in residential construction, industrial, institutional and commercial building complexes, shopping centers, parking lots, roadways, and sports facilities. Electrical power products are used by utilities and significant commercial and industrial power users. Electrical construction materials are used in commercial, residential and industrial projects, by utilities, airports and wastewater treatment plants and in the process and energy industries. Emergency lighting, fire detection and security systems are installed in residential, commercial and industrial applications. Support systems and enclosures are used in industrial, commercial and telecommunications complexes. Wiring devices are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Principal Distribution Methods

Products are sold through distributors for use in general construction, plant maintenance, utilities, process and energy applications, shopping centers, parking lots, sports facilities, and data processing and telecommunications systems; through distributors and direct to manufacturers for use in electronic equipment for consumer, industrial, government and military applications; through distributors and direct to retail home centers and hardware outlets; and direct to original equipment manufacturers of appliances, tools, machinery and electronic equipment.

TOOLS AND HARDWARE

Major Markets

Power tools and assembly systems are used by general industrial manufacturers, particularly durable goods producers and original equipment manufacturers, such as those in the aerospace and automobile industries. Hand tools are used in a variety of industrial, electronics, agricultural, construction and consumer applications.

Principal Distribution Methods

Products are sold through distributors and agents to general industry, particularly automotive and aircraft; through distributors and wholesalers to hardware stores, home centers, lumberyards, department stores and mass merchandisers; and direct to original equipment manufacturers, home centers, specialty stores, department stores, mass merchandisers and hardware outlets.

ITEM 3. LEGAL PROCEEDINGS

Cooper is subject to various suits, legal proceedings and claims that arise in the normal course of business. While it is not feasible to predict the outcome of these matters with certainty, management is of the opinion that their ultimate disposition should not have a future additional material adverse effect on Cooper's financial statements.

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-

Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not yet made a decision whether to reject the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul, from August 28, 1998 through December 31, 2001, a total of 75,152 Abex Claims were filed, of which 16,974 claims have been resolved leaving 58,178 Abex Claims pending at December 31, 2001, that are the responsibility of Federal-Mogul. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $908 before insurance. A total of $25.5 million was spent on defense costs for the period August 28, 1998 through December 31, 2001. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims. Since the October 1, 2001 bankruptcy filing by Federal-Mogul through December 31, 2001, a total of 3,541 Abex Claims have been filed.

With the assistance of independent advisors, Cooper has completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. At this time, the manner in which this issue ultimately will be resolved is not known. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued-operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net financial impact of this issue. This conclusion is based on a review of the Abex claims history, existing insurance coverage, the contractual indemnities and other facts determined to date. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of the shareholders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Cooper's Common Stock (symbol - CBE) is listed on the New York Stock Exchange and the Pacific Exchange. Options for Cooper's Common Stock are listed on the American Stock Exchange.

As of January 31, 2002 there were 27,193 record holders of Cooper's Common Stock.

The high and low quarterly sales price for the past two years of Cooper's Common Stock, as reported by Dow Jones & Company, Inc., are as follows:

		Quarter			
		1	2	3	4
2001	High	$47.6900	$41.1700	$60.4500	$45.5700
	Low	32.0000	31.6100	33.6000	34.5000
2000	High	$43.8125	$37.7500	$37.5625	$47.0000
	Low	29.3750	30.8750	30.8750	33.3125

Annual cash dividends declared on Cooper's Common Stock during 2001 and 2000 were $1.40 a share ($.35 a quarter). On February 12, 2002, the Board of Directors declared a quarterly dividend of $.35 a share (or $1.40 on an annualized basis), which will be paid April 1, 2002 to shareholders of record on March 1, 2002.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Cooper for each of the five years in the period ended December 31, 2001. The selected historical financial information shown below has been derived from Cooper's audited consolidated financial statements. This information should be read in conjunction with Cooper's consolidated financial statements and notes thereto.

	Years Ending December 31,				
	2001	2000	1999	1998	1997[1]
	(in millions, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$4,209.5	$4,459.9	$3,868.9	$3,651.2	$3,415.6
Income from continuing operations	$ 261.3	$ 357.4	$ 331.9	$ 335.9	$ 310.0
Income from discontinued operations (Automotive Products), net of taxes	(30.0)	--	--	87.1	84.6
Net income	$ 231.3	$ 357.4	$ 331.9	$ 423.0	$ 394.6
INCOME PER COMMON SHARE DATA:					
Basic -					
Income from continuing operations	$ 2.78	$ 3.82	$ 3.53	$ 2.97	$ 2.64
Income from discontinued operations (Automotive Products)	(.32)	--	--	.77	.72
Net income	$ 2.46	$ 3.82	$ 3.53	$ 3.74	$ 3.36
Diluted -					
Income from continuing operations	$ 2.75	$ 3.80	$ 3.50	$ 2.93	$ 2.57
Income from discontinued operations (Automotive Products)	(.31)	--	--	.76	.69
Net income	$ 2.44	$ 3.80	$ 3.50	$ 3.69	$ 3.26
BALANCE SHEET DATA (at December 31):					
Total assets	$4,611.4	$4,789.3	$4,143.4	$3,779.1	$5,507.3
Long-term debt, excluding current maturities	1,107.0	1,300.8	894.5	774.5	1,272.2
Shareholders' equity	2,023.2	1,904.2	1,743.1	1,563.6	2,683.5
CASH DIVIDENDS PER COMMON SHARE	$ 1.40	$ 1.40	$ 1.32	$ 1.32	$ 1.32

(1) Includes the results of the Kirsch window treatment operation for the five-month period ended May 30, 1997. Kirsch was sold to Newell Co. on May 30, 1997.

In October 1998, Cooper sold its Automotive Products segment for $1.9 billion in proceeds. The financial information in the above table excludes the 1998 and 1997 results of the Automotive Products segment from income from continuing operations. The discontinued segment's results are presented separately in the caption, "Income from discontinued operations (Automotive Products), net of taxes." A $30 million charge, net of a $20 million income tax benefit was recorded in 2001 related to potential asbestos obligations associated with the Automotive Products segment. See Note 3 of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes certain forward-looking statements. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, statements regarding facility consolidations and cost-reduction programs, resolution of income tax matters, potential liability exposure resulting from Federal-Mogul Corporation's bankruptcy filing and any statements regarding future revenues, earnings, cash flows and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. Important factors which may affect the actual results include, but are not limited to, the resolution of Federal-Mogul's bankruptcy proceedings, political developments, market and economic conditions, changes in raw material and energy costs, industry competition, the net effects of Cooper's cost-reduction programs, changes in financial markets including foreign currency rate fluctuations and changing legislation and regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Cooper believes the following critical accounting policies involve additional management judgement due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts. Cooper recognizes revenues in accordance with invoice terms, typically when products are shipped and accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. Cooper provides estimated inventory allowances for slow-moving and obsolete inventory based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. Cooper has recorded a valuation allowance to reduce its deferred tax asset related to a capital loss carryforward on the sale of the Automotive Products segment. Cooper limited the amount of tax benefits recognizable from this asset based on an evaluation of the amount of capital loss carryforward that is expected to be ultimately realized. An adjustment to income could be required if Cooper determined it could realize this deferred tax asset in excess of the net recorded amount or it would not be able to realize all or part of its net deferred tax asset.

Pension assets and liabilities are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. The postretirement benefits other than pensions liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of postretirement benefits expense.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Cooper and third-party sites where Cooper was determined to be a potentially responsible party. Third party sites frequently involve multiple potentially responsible parties and Cooper's potential liability is determined based on estimates of Cooper's proportionate responsibility for the total cleanup. The amounts accrued for such sites are based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties are adversely affected, Cooper's estimate of its environmental liabilities may change.

As discussed in Note 3 of the Notes to Consolidated Financial Statements, Cooper has accrued its best estimate of its potential liabilities in the event Federal-Mogul rejects the 1998 Purchase and Sale Agreement for the sale of the Automotive Products business, which includes certain indemnification obligations to Cooper. The analysis of Cooper's contingent liability exposure for asbestos-related claims involving Abex products was conducted with assistance from independent advisors and assumes future resolution of the Abex-related asbestos claims within the Federal-Mogul bankruptcy proceeding. Factors used in determining the liability include Abex claims history and existing insurance coverage. To the extent additional information arises or strategies change, it is possible that Cooper's estimate of its contingent liability may change.

Results of Operations

Revenues

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Electrical Products	$ 3,485.5	$ 3,659.2	$ 3,060.9
Tools & Hardware	724.0	800.7	808.0
Total Revenues	$ 4,209.5	$ 4,459.9	$ 3,868.9

2001 vs. 2000 Revenues Revenues decreased 6% in 2001 compared to 2000. Excluding the effects of recent acquisitions and a 1% reduction in revenues due to foreign currency translation, revenues were down 8% from 2000. Weakening global economies affected demand in virtually all of Cooper's businesses.

Electrical Products segment revenues, which represent 83% of 2001 total revenues, were 5% below 2000. Excluding recent acquisitions and a 1% decline related to a stronger U.S. dollar, segment revenues were down 8% from 2000. Revenues in the hazardous-duty electrical products business improved modestly, reflecting increased capital spending in the energy and petrochemical sectors. Sales of electrical and electronic circuit protection and telecommunications systems equipment were impacted by the significant slowing in the telecommunications and electronics markets. Weak industrial markets, coupled with inventory reduction programs in both distribution and retail market channels, and a slowdown in construction activity impacted all of the businesses. In addition, utility spending remained cautious in light of the overall economic uncertainty.

The Tools & Hardware segment contributed 17% of total revenues in 2001. Revenues were 10% below the prior year as the slowdown in industrial, electronic and automotive markets reduced demand for the segment's products. The impact of translation reduced revenues for 2001 by approximately 2%.

2000 vs. 1999 Revenues Revenues rose 15% in 2000 compared to 1999. Excluding the effects of acquisitions, revenues were slightly ahead of the prior year period. Revenues, excluding acquisitions and the impact of foreign currency translation, grew 2% compared to 1999.

Electrical Products segment revenues represent 82% of 2000 revenues and rose 20% over 1999. Excluding the impact of acquisitions, segment revenues were up 1% compared to 1999. By further excluding the impact of foreign currency translation, revenues for the Electrical Products segment grew 2% over 1999. Continued strong demand for circuit protection and electronic power management products, along with solid growth in lighting products drove core business revenue gains compared to 1999, partially offset by declines in hazardous duty construction material sales which were impacted by delayed recovery in energy markets.

The Tools & Hardware segment contributed 18% of total revenues in 2000. Revenues were 1% below the prior year. The impact of translation reduced revenues for 2000 by approximately 3%.

Segment Operating Earnings

Cooper measures the performance of its businesses exclusive of nonrecurring gains and charges and financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of centrally managed functions, such as treasury, are not allocated to the businesses. See Note 15 of the Notes to Consolidated Financial Statements.

Segment Operating Earnings (internal management reporting - excludes nonrecurring charges):

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Electrical Products	$ 437.0	$ 585.0	$ 516.7
Tools & Hardware	68.6	97.7	97.9
Total Segment Operating Earnings	$ 505.6	$ 682.7	$ 614.6
Nonrecurring Charges:			
Electrical Products	$ (24.0)	$ -	$ (3.0)
Tools & Hardware	-	-	(4.3)
Continuing Segments	(24.0)	-	(7.3)
Kirsch	-	-	2.8
Total	$ (24.0)	$ -	$ (4.5)
Segment Operating Earnings (generally accepted accounting principles - includes nonrecurring charges):			
Electrical Products	$ 413.0	$ 585.0	$ 513.7
Tools & Hardware	68.6	97.7	93.6
Continuing Segment Operating Earnings	481.6	682.7	607.3
Kirsch	-	-	2.8
Total Segment Operating Earnings	$ 481.6	$ 682.7	$ 610.1

Historically, Kirsch was part of the Tools & Hardware segment. Effective with the decision to divest this operation, its results were segregated from the continuing Tools & Hardware segment for internal management reporting.

2001 Segment Operating Earnings Excluding Nonrecurring Charges vs. 2000 Segment operating earnings decreased 26% to $505.6 million from $682.7 million in 2000. Excluding the impact of recent acquisitions, segment earnings decreased 27% from the prior year.

Electrical Products segment operating earnings declined 25% to $437.0 million from $585.0 million in 2000. Excluding the incremental effect of acquisitions, segment operating earnings were down 27% compared to the prior year. The reduction in operating earnings reflects lower sales volume, competitive market conditions and manufacturing inefficiencies resulting from adjusting production levels to match demand. As a result, return on revenues was 12.5% in 2001 compared with 16.0% in 2000. Excluding recent acquisitions, the return on revenues was 12.9% in 2001 compared with 16.0% in 2000.

The Tools & Hardware segment operating earnings were $68.6 million compared to $97.7 million in 2000. Segment earnings for 2001 were impacted by lower revenues and related manufacturing inefficiencies. Return on revenues was 9.5% in 2001 compared to 12.2% in 2000.

2000 vs. 1999 Segment Operating Earnings Excluding Nonrecurring Charges Segment operating earnings grew 11% to $682.7 million in 2000 compared to $614.6 million in 1999. Excluding the impact of acquisitions, segment earnings in 2000 were up 1% over 1999.

The Electrical Products segment operating earnings rose 13% to $585.0 million from $516.7 million for 1999. Excluding acquisitions, segment earnings were up 1% compared to 1999. The earnings increase was driven mainly by strong demand for circuit protection products from telecommunications and electronic markets and productivity improvements across most business units. This increase was partially offset by the slower demand for hazardous duty construction materials. Excluding acquisitions, return on revenues for the Electrical Products segment was 17.0% in 2000 compared with 16.9% in 1999, reflecting Cooper's continued focus on cost reduction and efficiency improvements.

The Tools & Hardware segment operating earnings were $97.7 million compared to $97.9 million in 1999. Acquisitions contributed 2% to operating earnings in 2000 compared to 1999. Earnings for 2000 were impacted by slightly lower revenues and expenses related to plant consolidations and other rationalization activities. Excluding acquisitions, return on revenues was 12.1% in 2000 as Cooper continued to rationalize its Tools & Hardware operations.

Nonrecurring Charges

During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million. In addition, the Company concluded during 2001 that various Electrical Products segment assets comprising $8.5 million of net book value provided no future benefit to Cooper and were therefore fully impaired. Also during the 2001 fourth quarter, Cooper recorded a charge of $8.4 million to provide for the costs of assimilation of certain separate product lines rendered partially duplicative as a result of previous Electrical Products segment business acquisition activities. The 2001 fourth quarter nonrecurring charge for the Electrical Products segment totals $24.0 million.

During the fourth quarter of 2001, Cooper recorded a General Corporate nonrecurring charge of $50.1 million. Cooper concluded that the net book values of certain software, hardware and other technology investments were impaired, in consideration of ongoing refinement and development of Company information and technology systems capabilities. Also during the 2001 fourth quarter, Cooper provided for the costs associated with performing the Company's review of strategic alternatives.

The nonrecurring charges for 2001 total $74.1 million, or $44.5 million after taxes ($.47 per diluted share). Of the total $74.1 million, $35.2 million remains to be expended at December 31, 2001. Future cash expenditures against the accrual include severance and exit costs related to facility consolidations and costs associated with the Company's review of strategic alternatives. A total of 77 salaried and 196 hourly positions will be eliminated in 2002 as a result of these planned consolidation actions. It is anticipated that all expenditures will be incurred during the first half of 2002.

During the fourth quarter of 1998, Cooper announced a voluntary and involuntary severance program and committed to consolidate several facilities. While both the voluntary and involuntary severance programs were announced in 1998, the amount that could be accrued in 1998 was limited to severance relating to personnel actually severed in the fourth quarter and the severance provided by Cooper's written formal policies. During the first quarter of 1999, Cooper completed the voluntary program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. The additional accruals during 1999 totaled $7.3 million. In addition, during 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $0.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items. The net nonrecurring items for 1999 resulted in a $3.7 million charge before income taxes and resulted in an after-tax charge of $2.4 million ($.02 per diluted common share).

The following table reflects activity related to the first quarter 1999 and fourth quarter 1998 employee reduction and facility consolidation plan.

	No. of Employees	Accrued Severance	Facility Consolidation
		(in millions)	
Balance at December 31, 1998	1,635	$ 25.4	$ 7.8
Voluntary Severance Program premium over normal severance	-	5.8	-
Facility closings announced	249	1.2	0.3
Employees terminated	(966)	-	-
Cash expenditures	-	(22.0)	(3.4)
Balance at December 31, 1999	918	10.4	4.7
Employees terminated	(311)	-	-
Cash expenditures	-	(5.3)	(1.7)
Balance at December 31, 2000	607	5.1	3.0
Employees terminated	(607)	-	-
Cash expenditures	-	(5.1)	(3.0)
Balance at December 31, 2001	-	$ -	$ -

As of December 31, 2001 all employee reduction and facility consolidation actions related to the first quarter 1999 and fourth quarter 1998 employee reduction and facility consolidation plans were essentially completed and amounts accrued for these programs have been satisfied. See Note 2 of the Notes to Consolidated Financial Statements for additional information on nonrecurring charges.

Other Income and Expenses

	Year Ended December 31,		
	2001	2000	1999
	(in millions, except per share data)		
Segment Operating Earnings[1]	$ 481.6	$ 682.7	$ 610.1
General Corporate:			
Nonrecurring Charges (Gains)	50.1	-	(0.8)
Expense	30.4	32.5	37.1
Interest Expense, net	84.7	100.3	55.2
Income from Continuing Operations Before Income Taxes	316.4	549.9	518.6
Income Tax Expense	55.1	192.5	186.7
Income from Continuing Operations	261.3	357.4	331.9
Charge Related to Discontinued Operations	(30.0)	-	-
Net Income	$ 231.3	$ 357.4	$ 331.9
Diluted Earnings Per Share			
Income from Continuing Operations	$ 2.75	$ 3.80	$ 3.50
Charge from Discontinued Operations	(.31)	-	-
Net Income	$ 2.44	$ 3.80	$ 3.50

(1) Includes segment nonrecurring charges.

General Corporate Nonrecurring Charges and Gains See the "Nonrecurring Charges" section above and Note 2 of the Notes to Consolidated Financial Statements.

General Corporate Expense General corporate expenses decreased $2.1 million in 2001 compared to 2000. General corporate expenses decreased $4.6 million in 2000 compared to 1999. Reductions in personnel, cost reduction efforts and lower employee benefit related costs were the primary contributors to the reductions.

Interest Expense, net Interest expense, net decreased in 2001 by $15.6 million from 2000. The decrease resulted from significantly lower average interest rates and lower average debt levels in 2001 versus 2000. Interest expense, net increased in 2000 by $45.1 million compared to 1999 primarily as a result of additional borrowings to fund acquisitions and stock repurchases, partially offset by increased capitalized interest.

Income Tax Expense The effective tax rate for 2001 was 34.5% before both nonrecurring charges and a $50 million tax benefit due to the reversal of reserves as a result of recent favorable Appellate level third party court decisions related to certain income tax return issues. See Note 12 of the Notes to Consolidated Financial Statements. This represented a 0.5 percentage point decrease from the 2000 effective tax rate. The effective tax rate for 2000 was 35%, a 1.0 percentage point decrease from the 1999 rate of 36%, excluding nonrecurring items. The decreases in the effective tax rate resulted from international tax planning efforts.

Charge Related to Discontinued Operations A $30 million charge, net of a $20 million income tax benefit, was recorded in 2001 related to potential asbestos obligations regarding the Automotive Products segment which was sold in 1998. See Note 3 of the Notes to Consolidated Financial Statements.

Diluted Earnings Per Share Diluted earnings per share from continuing operations, excluding after-tax nonrecurring charges of $44.5 million and a $50 million tax benefit due to the reversal of reserves as a result of recent favorable Appellate level third party court decisions related to certain tax return issues, was $2.69 in 2001 compared to $3.80 in 2000. Diluted earnings per share, excluding after-tax nonrecurring charges of $2.4 million, was $3.52 in 1999.

Percentage of Revenues

	Year Ended December 31,		
	2001	2000	1999
Cost of Sales	69.9%	67.7%	67.3%
Selling and Administrative	17.3%	16.4%	16.6%

2001 vs. 2000 Percentage of Revenues Cost of sales, as a percentage of revenues, increased 2.2 points over 2000. The increase in the cost of sales percentage was due to lower manufacturing volumes and the resulting costs of production inefficiencies from adjusting manufacturing capacity. Selling and administration expenses, as a percentage of revenues, increased nine tenths of a point. This increase resulted primarily from lower than anticipated revenues partially offset by cost-reduction efforts throughout the year.

2000 vs. 1999 Percentage of Revenues Cost of sales, as a percentage of revenues, in 2000 increased four tenths of a point from 1999. This increase was primarily due to the impact of acquisitions. Excluding the effect of acquisitions, cost of sales as a percentage of revenues improved three tenths of a point to 67.0%, compared to 67.3% for 1999. Selling and administrative expenses, as a percentage of revenues, decreased two tenths of a point from 1999 due to lower general corporate expense and the impact of acquisitions.

Earnings Outlook

The following sets forth Cooper's general business outlook for 2002, based on current expectations. Comments on changes in segment operating earnings are based on 2001 operating earnings adjusted to eliminate goodwill amortization to be comparable to 2002. See "Impact of New Accounting Standards" in Note 1 of the Notes to Consolidated Financial Statements.

Cooper expects revenues and operating earnings for the Electrical Products segment to be relatively unchanged from 2001 and return on sales to be approximately 14 percent. Revenues for the Tools & Hardware segment are expected to be near the prior year levels and operating earnings are projected to decrease approximately 20 percent. Return on sales is expected to be approximately 8.5 percent.

The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation: (1) slow growth in the domestic economy during the first part of the year and modestly improving growth thereafter; (2) modest growth in European and Latin American markets; (3) a gradual improvement in worldwide energy-related project spending; (4) no significant change in raw material or energy costs; (5) realization of benefits of cost-reduction programs with no major disruptions from those programs currently underway; and (6) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

Pricing and Volume

In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

It is Cooper's judgment that, excluding the year-to-year effects of acquisitions and divestitures, unit volume decreased in the Electrical Products segment and decreased in the Tools & Hardware segment in 2001.

During the three-year period ending in 2001, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in both segments. Cooper has been able to control costs through strategic sourcing efforts, manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments.

Effect of Inflation

During each year, inflation has had a relatively minor effect on Cooper's results of operations. This is true primarily for three reasons. First, in recent years, the rate of inflation in Cooper's primary markets has been fairly low. Second, Cooper makes extensive use of the LIFO method of accounting for inventories. The LIFO method results in current inventory costs being matched against current sales dollars, such that inflation affects earnings on a current basis. Finally, many of the assets and liabilities included in Cooper's Consolidated Balance Sheets are recorded in connection with business combinations that are accounted for as purchases. At the time of such acquisitions, the assets and liabilities are adjusted to fair market value and, therefore, the cumulative long-term effect of inflation is reduced.

Liquidity and Capital Resources

Operating Working Capital

For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

Cooper's operating working capital decreased $19 million from $1,065.6 million in 2000 to $1,046.6 million in 2001. Operating working capital turnover declined from 4.5 turns in 2000 to 4.0 turns in 2001. Excluding the impact of recent acquisitions, operating working capital turnover in 2001 was 4.2 turns. The decrease from 2000 primarily reflects the lower than expected revenues experienced in 2001.

In 2000, operating working capital increased $149 million compared to an increase of $135 million in 1999. The increase in operating working capital for 2000 was due to acquisitions made during the year. Operating working capital turnover for 2000 was 4.5 turns, declining from 4.6 turns in 1999, also primarily due to acquisitions.

In 1999, operating working capital increased $135 million. A majority of the increase resulted from acquisitions. Operating working capital turnover for 1999 of 4.6 turns declined from 5.0 turns in 1998. Higher operating working capital levels to support consolidation and cost-reduction programs in several businesses and the impact of a new business system implementation at one of the electrical product businesses offset the benefits from ongoing improvement programs.

Cash Flows

Net cash provided by operating activities in 2001 totaled $422 million. These funds, along with $41 million in cash received from employee stock plan activity, were used to fund capital expenditures of $115 million, dividends of $131 million, share repurchases of $42 million, and a net reduction of debt of $206 million.

Net cash provided by operating activities in 2000 totaled $503 million. These funds, along with a net $404 million of additional debt, were used to fund acquisitions of $580 million, capital expenditures of $175 million, share repurchases of $39 million and dividends of $131 million.

Net cash provided by operating activities in 1999 totaled $402 million. These funds, along with $149 million in cash received from the disposition of the Automotive Products segment, $31 million in cash received from employee stock plan activity and a net increase in debt of $182 million were used to fund capital expenditures of $166 million, acquisitions of $435 million, share repurchases of $44 million and dividends of $124 million.

In connection with accounting for purchase business combinations, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired businesses into existing Cooper operations. At December 31, 2001, Cooper had accruals totaling $39.3 million related to these activities. Cash flows from operating activities for each of the three years in the period ended December 31, 2001, is reduced by the amounts expended on the various accruals established in connection with each acquisition. Cooper spent $11.0 million, $3.5 million and $4.8 million on these integration activities in 2001, 2000 and 1999, respectively. See Note 7 of the Notes to Consolidated Financial Statements for further information.

Cooper is continuing to focus on initiatives to maximize cash flows. These actions include reduced capital spending, elimination of discretionary spending and workforce reductions. As a result, Cooper currently anticipates a continuance of its long-term ability to annually generate approximately $200 million in cash flow available for acquisitions, debt repayment and common stock repurchases.

Debt and Other Contractual Obligations

Cooper relies on commercial paper markets as its principal source of short-term financing. As of December 31, 2001 and 2000, Cooper's outstanding commercial paper balance was $342 million and $492 million, respectively. The weighted average interest rate on these borrowings was 2.54% and 6.89% at December 31, 2001 and 2000, respectively.

Cooper's practice is to back up its outstanding commercial paper with a combination of cash and committed bank credit facilities. As of December 31, 2001, the balance of these committed bank credit facilities was $990 million, $440 million of which mature on May 30, 2002 and $550 million of which mature on November 17, 2004. By May 30, 2002, Cooper anticipates replacing a substantial portion of the $440 million of maturing committed bank credit facilities. Outstanding commercial paper balances, to the extent not backed up by cash, reduce the amount of available borrowings under the committed bank credit facilities. The credit facility agreements require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Cooper is in compliance with all covenants set forth in the credit facility agreements.

Cooper's access to the commercial paper market could be adversely affected by a change in the credit ratings assigned to its commercial paper. Should Cooper's access to the commercial paper market be adversely affected due to a change in its credit ratings, Cooper would rely on a combination of available cash and its committed bank credit facilities to provide short-term funding. The committed bank credit facilities do not contain any provision which makes their availability to Cooper dependent on Cooper's credit ratings.

In October 2000, Cooper issued Euro 300 million five-year bonds. The bonds bear interest at 6.25% and mature in October 2005. The proceeds from the borrowing were primarily used to repay outstanding commercial paper debt. During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 2001, all $500 million of the shelf registration was available to be issued.

The following table summarizes Cooper's contractual obligations at December 31, 2001 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

	Payments Due				
Contractual Obligations:	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
			(in millions)		
Long-Term Debt	$ 1,167.9	$ 60.9	$ 434.0	$ 543.8	$ 129.2
Short-Term Debt	132.9	132.9	-	-	-
Noncancellable Operating Leases	111.8	31.1	39.8	22.6	18.3
	$ 1,412.6	$ 224.9	$ 473.8	$ 566.4	$ 147.5

Other Commitments

Cooper executes letters of credit, performance bonds and other guarantees in the normal course of business that ensure Cooper's performance or payments to third parties. The aggregate notional value of these instruments was $112.0 million at December 31, 2001. Seventy-nine percent of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur in connection with these instruments.

Capitalization

During the first quarter of 2000, Cooper's Board of Directors authorized the repurchase of up to five million shares of common stock. As of December 31, 2001, there were 4.2 million shares available for repurchase under this authorization. Cooper has resumed its share repurchase program during 2002.

Cooper has targeted a 35% to 45% debt-to-total capitalization ratio and intends to utilize cash flows to maintain a debt-to-capitalization ratio within this range. Excess cash flows are utilized to purchase shares of Cooper's Common stock or fund acquisitions. At December 31, 2001, 2000 and 1999, Cooper's debt-to-total capitalization ratio was 39.1%, 44.4% and 38.4%, respectively.

Capital Expenditures and Commitments

Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand product capacity were $115 million in 2001, $175 million in 2000 and $166 million in 1999. Capital expenditures declined in 2001 as Cooper entered the completion phase of several significant projects and focused on maximizing cash generation from its operations. Accordingly, Cooper's businesses concentrated on completing open projects and investing only in operationally necessary new projects. Capital expenditures for 2000 included expenditures for a large manufacturing facility in Mexico. Capital expenditures for 1999 included significant expenditures for new system implementations. Capital expenditures for 2002 are projected to be approximately 10% less than the 2001 level. Projected expenditures for 2002 will focus on development of new products and the continued construction of additional manufacturing facilities in low cost locations. The 2002 anticipated capital spending represents approximately 61% for various cost-reduction and capacity-maintenance projects, including machinery and equipment modernization and enhancement, tooling and computer hardware and software projects; 19% for new product development; 12% for capacity expansion; 4% related to environmental matters; and 4% for other items.

Interest Rate and Foreign Currency Risk

Changes in interest rates and foreign currency exchange rates affect Cooper's earnings and cash flows. As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

The table below provides information about Cooper's financial instruments at December 31, 2001 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

	2002	2003	2004	2005	2006	Thereafter	Total
			(in millions, where applicable)				
Long-term debt:							
Fixed rate	$ 60.9	$ 153.6	$ 0.4	$ 501.2	$ 11.4	$ 107.9	$ 835.4
Average interest rate	6.4%	6.4%	6.5%	6.4%	6.4%	6.4%	6.4%
Variable rate	$ -	$ -	$ 280.0	$ 24.7	$ 6.5	$ 21.3	$ 332.5
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.3%	2.3%	2.6%

The table below provides information about Cooper's foreign currency forward exchange contracts in excess of $5 million at December 31, 2001. The contracts mature during 2002. All amounts are presented in U.S. dollar equivalents. The table presents the notional amounts and the weighted average contractual exchange rates. These notional amounts are used to calculate the contractual payments exchanged under the contracts.

	2002
	(in millions, where applicable)
U.S. Dollar Functional Currency	
Buy Euros / Sell U.S. Dollars	
Notional amount	$ 7.4
Average contract rate	0.8992

The table below provides information about Cooper's financial instruments at December 31, 2000 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

	2001	2002	2003	2004	2005	Thereafter	Total
			(in millions, where applicable)				
Long-term debt:							
Fixed rate	$ 50.6	$ 61.5	$ 153.8	$ 0.5	$ 510.5	$ 119.5	$ 896.4
Average interest rate	6.3%	6.3%	6.4%	6.5%	6.4%	6.5%	6.3%
Variable rate	$ 0.5	$ 0.5	$ 0.5	$ 400.5	$ 25.7	$ 27.8	$ 455.5
Average interest rate	6.7%	6.7%	6.7%	6.7%	5.7%	5.7%	6.7%

Information about Cooper's foreign currency forward exchange contracts in excess of $5 million at December 31, 2000 is presented below. The contracts matured during 2001. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2001
	(in millions, where applicable)
U.S. Dollar Functional Currency	
Buy Pounds Sterling / Sell U.S. Dollars	
Notional amount	$ 17.6
Average contract rate	1.476
Buy Euros / Sell U.S. Dollars	
Notional amount	$ 11.9
Average contract rate	0.9020

The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum cost of $7.0 million. The repurchase agreement will be settled immediately prior to the maturity of the securities. Settlement of this transaction will not require any financing by Cooper and this transaction does not create an asset or liability, other than as described above. The face amount of the securities was $1.0 billion.

Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any potential cost under the securities loan agreement and realized a gain of approximately $1.9 million. The securities loan agreement will be settled immediately prior to the maturity of the notes. Settlement of this transaction will not require any financing by Cooper and this transaction does not create a liability. The face amount of the notes was $480 million. In 1999 Cooper entered into a similar executory contract. Upon settlement of the contract in 2000, Cooper realized a $7.3 million cost, its maximum exposure under the 1999 executory contract.

See Note 16 of the Notes to Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

Euro Conversion

On January 1, 2002, the introduction of the single European currency, the euro, was completed with the launch of euro bank notes and coins as legal currency within twelve of the fifteen member states of the European Union. Businesses in participating countries will conduct transactions in the euro and must convert their financial records and reports to be euro based.

Cooper estimates that approximately 8% of its 2001 revenues, 7% of its 2000 revenues and 10% of its 1999 revenues came from countries that adopted the euro. Cooper has assessed its information technology systems and the risk to its business of the euro conversion and does not expect the conversion will have a material effect on its results of operations.

Recently Issued Accounting Standards

See Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Cooper's consolidated financial statements, together with the report thereon of Ernst & Young LLP and the supplementary financial data are set forth on pages F-1 through F-28 hereof. (See Item 14 for Index.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth under the captions "Election of Directors" and "Executive Officers" in Cooper's definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2002 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "Executive Management Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is set forth under the captions "Cooper Stock Ownership" and "Security Ownership of Management" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. *Financial Statements and Other Financial Data.*

Financial information with respect to subsidiaries not consolidated and 50 percent or less owned entities accounted for by the equity method has not been included because in the aggregate such subsidiaries and investments do not constitute a significant subsidiary.

2. *Financial Statement Schedules*

Financial statement schedules are not included in this Form 10-K Annual Report because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *Exhibits*

3.1 Twenty-Seventh Amended Articles of Incorporation of Cooper Industries, Inc. (incorporated herein by reference to Exhibit 3.1 of Cooper's Form 8-K dated August 5, 1997).

3.2 Code of Regulations (By-Laws), as amended, of Cooper Industries, Inc. (incorporated herein by reference to Exhibit 3.2 of Cooper's Form 10-K for the year ended December 31, 1997).

4.1 Rights Agreement, dated as of August 5, 1997, between Cooper and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Cooper's Registration Statement on Form 8-A dated August 14, 1997).

4.2 Amendment to the Rights Agreement dated as of August 5, 1997, between Cooper and First Chicago Trust Company of New York, as Rights Agent, appointing EquiServe Trust Company, N.A. as successor Rights Agent effective November 1, 2001.

4.3 Form of Indenture dated as of January 15, 1990, between Cooper and The Chase Manhattan Bank (National Association), as Trustee (incorporated herein by reference to Exhibit 4(a) of Registration Statement No. 33-33011).

10.1 Cooper Industries, Inc. Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of Cooper's Form 10-K for the year ended December 31, 1997).

10.2 Cooper Industries, Inc. Directors Retirement Plan (incorporated by reference to Exhibit 10.3 of Cooper's Form 10-K for the year ended December 31, 1997).

10.3 Cooper Industries, Inc. Executive Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of Cooper's Form 10-K for the year ended December 31, 1997).

10.4 Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iii) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.5 Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iv) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.6 Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.7 of Cooper's Form 10-K for the year ended December 31, 1997).

10.7 Crouse-Hinds Company Officers' Disability and Supplemental Pension Plan (incorporated by reference to Exhibit 10.8 of Cooper's Form 10-K for the year ended December 31, 1997).

10.8 Cooper Industries, Inc. Amended and Restated Stock Incentive Plan (incorporated herein by reference to Appendix B to Cooper's proxy statement for the Annual Meeting of Shareholders held on April 24, 2001.

10.9 Form of Incentive Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.9 of Cooper's Form 10-K for the year ended December 31, 2000).

10.10 Form of Nonqualified Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.10 of Cooper's Form 10-K for the year ended December 31, 2000).

10.11 Form of Cooper Industries, Inc. Executive Stock Incentive Agreement (incorporated herein by reference to Exhibit 10.12 of Cooper's Form 10-K for the year ended December 31, 1995).

10.12 Cooper Industries, Inc. Amended and Restated Management Annual Incentive Plan (incorporated herein by reference to Appendix C to Cooper's proxy statement for the Annual Meeting of Shareholders held on April 24, 2001).

10.13 Cooper Industries, Inc. Amended and Restated Directors' Stock Plan (incorporated herein by reference to Exhibit 10.13 of Cooper's Form 10-K for the year ended December 31, 2000).

10.14 Form of Directors' Nonqualified Stock Option Agreement for Directors' Stock Plan (incorporated herein by reference to Exhibit 10.18 of Cooper's Form 10-K for the year ended December 31, 1997).

10.15 Cooper Industries, Inc. Directors' Retainer Fee Stock Plan (incorporated herein by referenced to Exhibit 4.3 of Registration Statement No. 333-51439).

10.16 Form of Management Continuity Agreement between Cooper Industries, Inc. and key management personnel which applies if there is a Change of the Control of Cooper (incorporated herein by reference to Exhibit 10(ii) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.17 Purchase and Sale Agreement between Cooper Industries, Inc. and Federal-Mogul Corporation dated August 17, 1998 (incorporated herein by reference to Exhibit 10(i) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

12.0 Computation of Ratios of Earnings to Fixed Charges for the Calendar years 1997 through 2001.

21.0 List of Cooper Industries, Inc. Subsidiaries.

23.0 Consent of Ernst & Young LLP.

24.0 Powers of Attorney from members of the Board of Directors of Cooper Industries, Inc.

Cooper will furnish to the Commission supplementally upon request a copy of any instrument with respect to long-term debt of Cooper.

Copies of the above Exhibits are available to shareholders of record at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Cooper Industries, Inc.
Attn: Corporate Secretary
P.O. Box 4446
Houston, Texas 77210

(b) Reports on Form 8-K.

Cooper filed a report on Form 8-K dated October 16, 2001, which included a copy of a press release regarding Cooper's expected third quarter results, the impact of potential asbestos liability arising from the Federal Mogul bankruptcy and the status of Cooper's review of strategic alternatives for maximizing shareholder value.

Cooper filed a report on Form 8-K dated October 23, 2001, which included Cooper's revised business outlook for 2001, a copy of a press release containing Cooper's financial results for the third quarter of 2001 and "Sales Trends" information to be posted on Cooper's website.

Cooper filed a report on Form 8-K dated November 20, 2001, which furnished "Sales Trends" information to be posted on Cooper's website.

Cooper filed a report on Form 8-K dated December 18, 2001, which furnished "Sales Trends" information to be posted on Cooper's website.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOPER INDUSTRIES, INC.

Date: February 20, 2002

By: /s/ H. John Riley, Jr.
(H. John Riley, Jr., Chairman, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ H. John Riley, Jr. (H. John Riley, Jr.)	Chairman, President and Chief Executive Officer	February 20, 2002
/s/ D. Bradley McWilliams (D. Bradley McWilliams)	Senior Vice President and Chief Financial Officer	February 20, 2002
/s/ Jeffrey B. Levos (Jeffrey B. Levos)	Vice President and Controller and Chief Accounting Officer	February 20, 2002
*LINDA A. HILL (Linda A. Hill)	Director	February 20, 2002
*SIR RALPH H. ROBINS (Sir Ralph H. Robins)	Director	February 20, 2002
*H. LEE SCOTT (H. Lee Scott)	Director	February 20, 2002
*DAN F. SMITH (Dan F. Smith)	Director	February 20, 2002
*GERALD B. SMITH (Gerald B. Smith)	Director	February 20, 2002
*JAMES R. WILSON (James R. Wilson)	Director	February 20, 2002

* By /s/ Diane K. Schumacher
(Diane K. Schumacher, as Attorney-In-Fact for each of the persons indicated)

REPORT OF MANAGEMENT

The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the Annual Report on Form 10-K for the year ended December 31, 2001, and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by an independent accounting firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of meetings of shareholders, the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Cooper maintains a system of internal control designed to provide reasonable assurance to Cooper's management and Board of Directors that assets are safeguarded against loss; transactions are authorized, executed and recorded in accordance with management's instructions; and accounting records are reliable for preparing published financial statements. The system of internal control includes: a documented organizational structure and division of responsibility; regular management review of financial performance and internal control activities; comprehensive written policies and procedures (including a code of conduct to foster a sound ethical climate) that are communicated throughout Cooper; and the careful selection, training and development of employees. Cooper's internal audit department monitors the operation of the internal control system and reports findings and recommendations to management and the Audit Committee of the Board of Directors. Prompt corrective action is taken to address control deficiencies and other opportunities for improving the internal control system.

The Audit Committee of the Board of Directors, which is composed entirely of directors who are not employees of Cooper, meets periodically with management, the independent auditors, and the director of internal audit to discuss the adequacy of internal control and to review accounting, reporting, auditing and other internal control matters. The internal and independent auditors have unrestricted access to the Audit Committee.

H. John Riley, Jr.
Chairman, President and Chief Executive Officer

D. Bradley McWilliams
Senior Vice President and Chief Financial Officer

Jeffrey B. Levos
Vice President and Controller and Chief Accounting Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 2001 and 2000, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Houston, Texas
January 23, 2002, except for Note 20,
as to which the date is February 13, 2002

COOPER INDUSTRIES, INC.
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,		
	2001	2000	1999
	(in millions, except per share data)		
Revenues	$ 4,209.5	$ 4,459.9	$ 3,868.9
Cost of sales	2,943.9	3,018.3	2,603.4
Selling and administrative expenses	729.7	732.9	640.9
Goodwill amortization	60.7	58.5	47.1
Nonrecurring charges	74.1	-	3.7
Interest expense, net	84.7	100.3	55.2
Income from continuing operations before income taxes	316.4	549.9	518.6
Income taxes	55.1	192.5	186.7
Income from continuing operations	261.3	357.4	331.9
Charge related to discontinued operations, net of income taxes	(30.0)	-	-
Net income	$ 231.3	$ 357.4	$ 331.9
Income per Common share			
Basic:			
Income from continuing operations	$ 2.78	$ 3.82	$ 3.53
Charge from discontinued operations	(.32)	-	-
Net income	$ 2.46	$ 3.82	$ 3.53
Diluted:			
Income from continuing operations	$ 2.75	$ 3.80	$ 3.50
Charge from discontinued operations	(.31)	-	-
Net income	$ 2.44	$ 3.80	$ 3.50
Cash dividends per Common share	$ 1.40	$ 1.40	$ 1.32

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(in millions)	
ASSETS		
Cash and cash equivalents	$ 11.5	$ 26.4
Receivables	777.1	828.8
Inventories	670.9	706.9
Deferred income taxes and other current assets	191.7	173.0
Total current assets	1,651.2	1,735.1
Property, plant and equipment, less accumulated depreciation	826.8	870.4
Goodwill, less accumulated amortization	1,958.7	2,013.5
Deferred income taxes and other noncurrent assets	174.7	170.3
Total assets	$ 4,611.4	$ 4,789.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 132.9	$ 166.1
Accounts payable	401.4	470.1
Accrued liabilities	510.9	486.3
Current maturities of long-term debt	60.9	51.1
Total current liabilities	1,106.1	1,173.6
Long-term debt	1,107.0	1,300.8
Postretirement benefits other than pensions	196.7	211.2
Other long-term liabilities	178.4	199.5
Total liabilities	2,588.2	2,885.1
Common stock, $5.00 par value	615.0	615.0
Capital in excess of par value	646.0	663.3
Retained earnings	2,325.0	2,225.0
Common stock held in treasury, at cost	(1,435.0)	(1,470.0)
Unearned employee stock ownership plan compensation	-	(8.6)
Accumulated other nonowner changes in equity	(127.8)	(120.5)
Total shareholders' equity	2,023.2	1,904.2
Total liabilities and shareholders' equity	$ 4,611.4	$ 4,789.3

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Cash flows from operating activities:			
Net income	$ 231.3	$ 357.4	$ 331.9
Plus: charge related to discontinued operations	30.0	-	-
Income from continuing operations	261.3	357.4	331.9
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	186.4	174.4	147.6
Deferred income taxes	(35.1)	98.8	60.0
Changes in assets and liabilities: (1)			
Receivables	43.1	(8.0)	(47.5)
Inventories	17.3	(51.1)	(5.2)
Accounts payable and accrued liabilities	(31.5)	5.6	(25.9)
Accrued income taxes	-	(52.3)	4.6
Other assets and liabilities, net	(19.1)	(22.2)	(63.6)
Net cash provided by operating activities	422.4	502.6	401.9
Cash flows from investing activities:			
Cash received from (paid for) acquired businesses	9.8	(580.4)	(434.6)
Capital expenditures	(115.1)	(174.9)	(165.8)
Proceeds from disposition of businesses	-	-	149.1
Proceeds from sales of property, plant and equipment	6.7	16.4	11.2
Net cash used in investing activities	(98.6)	(738.9)	(440.1)
Cash flows from financing activities:			
Proceeds from issuances of debt	136.9	878.5	250.9
Repayments of debt	(343.2)	(474.9)	(69.0)
Dividends	(131.3)	(130.6)	(124.4)
Acquisition of treasury shares	(42.0)	(39.3)	(44.0)
Activity under employee stock plans and other	41.0	1.9	30.7
Net cash provided by (used in) financing activities	(338.6)	235.6	44.2
Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.2	0.5
Increase (decrease) in cash and cash equivalents	(14.9)	(0.5)	6.5
Cash and cash equivalents, beginning of year	26.4	26.9	20.4
Cash and cash equivalents, end of year	$ 11.5	$ 26.4	$ 26.9

(1) Net of the effects of acquisitions and translation.

The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 17 for supplemental cash flow information.

COOPER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Treasury Stock	Unearned Employee Stock Ownership Plan Compensation	Accumulated Nonowner Changes in Equity	Total
				(in millions)			
Balance December 31, 1998	$ 615.0	$ 674.0	$ 1,790.0	$ (1,444.8)	$ (40.6)	$ (30.0)	$ 1,563.6
Net income			331.9				331.9
Minimum pension liability adjustment						1.1	1.1
Translation adjustment						(40.5)	(40.5)
Net income and other nonowner changes in equity							292.5
Common stock dividends			(124.4)				(124.4)
Purchase of treasury shares				(44.0)			(44.0)
Stock issued under employee stock plans		(1.6)		37.2			35.6
ESOP shares allocated		(0.5)			17.6		17.1
Other activity		(0.2)	0.6	2.3			2.7
Balance December 31, 1999	615.0	671.7	1,998.1	(1,449.3)	(23.0)	(69.4)	1,743.1
Net income			357.4				357.4
Minimum pension liability adjustment						0.1	0.1
Translation adjustment						(51.2)	(51.2)
Net income and other nonowner changes in equity							306.3
Common stock dividends			(130.6)				(130.6)
Purchase of treasury shares				(39.3)			(39.3)
Stock issued under employee stock plans		(4.9)		15.7			10.8
ESOP shares allocated		(2.5)			14.4		11.9
Other activity		(1.0)	0.1	2.9			2.0
Balance December 31, 2000	615.0	663.3	2,225.0	(1,470.0)	(8.6)	(120.5)	1,904.2
Net income			231.3				231.3
Minimum pension liability adjustment						(0.7)	(0.7)
Translation adjustment						(6.3)	(6.3)
Change in fair value of derivatives						(0.3)	(0.3)
Net income and other nonowner changes in equity							224.0
Common stock dividends			(131.3)				(131.3)
Purchase of treasury shares				(42.0)			(42.0)
Stock issued under employee stock plans		(16.6)		74.4			57.8
ESOP shares allocated					8.6		8.6
Other activity		(0.7)		2.6			1.9
Balance December 31, 2001	$ 615.0	$ 646.0	$ 2,325.0	$ (1,435.0)	$ -	$ (127.8)	$ 2,023.2

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The Consolidated Financial Statements include the accounts of Cooper and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns 20% to 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

Inventories: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 61% and 64% of inventories at December 31, 2001 and 2000, respectively were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

Goodwill: With minor exceptions, goodwill is amortized over 40 years from the respective acquisition dates. At each balance sheet date presented, management reviews the carrying value of long-lived assets and goodwill at the lowest level feasible whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If this review indicates that the carrying amount will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization periods, an impairment loss is recognized. The impairment loss equals the excess of the carrying amount over the fair value of the asset. The fair value of the asset is based on prices for similar assets, if available, or discounted cash flows.

Revenue Recognition: Cooper recognizes revenues in accordance with invoice terms, typically when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. Shipping and handling costs of $125.5 million, $124.6 million and $96.2 million in 2001, 2000 and 1999, respectively, are reported as a reduction of revenues in the consolidated income statements.

Research and Development Expenditures: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $55.8 million, $57.7 million and $54.0 million in 2001, 2000 and 1999, respectively.

Common Stock Based Compensation: Cooper follows the intrinsic value method of accounting for stock based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*.

Impact of New Accounting Standards: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations ("SFAS No. 141")* and No. 142, *Goodwill and Other Intangible Assets ("SFAS No. 142")*. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. The adoption of this statement had no impact on Cooper's consolidated results of operations and financial position. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Cooper will adopt the statement effective January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. In 2002, Cooper will perform the first step of the required two-step impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on its consolidated results of operations and financial position.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The statement is effective for fiscal years beginning after December 15, 2001. Cooper will adopt this statement effective January 1, 2002. This statement establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Additionally, the statement expands the definition of a discontinued operation from a segment of business to a component of an entity that has been disposed of or is classified as held for sale and can be clearly distinguished, operationally and for reporting purposes, from the rest of the entity. The results of operations of a component classified as held for sale shall be reported in discontinued operations in the period incurred. Adoption of this statement will not have a significant effect on Cooper's consolidated results of operations and financial position.

NOTE 2: NONRECURRING CHARGES

During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million. In addition, the Company concluded during 2001 that various Electrical Products segment assets comprising $8.5 million of net book value provided no future benefit to Cooper and were therefore fully impaired. Also during the 2001 fourth quarter, Cooper recorded a charge of $8.4 million to provide for the costs of assimilation of certain separate product lines rendered partially duplicative as a result of previous Electrical Products segment business acquisition activities. The 2001 fourth quarter nonrecurring charge for the Electrical Products segment totals $24.0 million.

During the fourth quarter of 2001, Cooper recorded a General Corporate nonrecurring charge of $50.1 million. Cooper concluded that the net book values of certain software, hardware and other technology investments should be fully impaired, in consideration of ongoing refinement and development of Company information and technology systems capabilities. Also during the 2001 fourth quarter, Cooper provided for the costs associated with performing the Company's review of strategic alternatives.

The nonrecurring charges for 2001 total $74.1 million, or $44.5 million after taxes ($.47 per diluted common share).

During the first quarter of 1999, Cooper completed a previously announced voluntary severance program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. In addition, during 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $0.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items. The net nonrecurring items for 1999 resulted in a $3.7 million charge before income taxes and resulted in an after-tax charge of $2.4 million ($.02 per diluted common share).

See "Nonrecurring Charges" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to the 2001 and 1999 severance and facility consolidation charges including spending, number of employees terminated and remaining accrual balances. See Note 20 of the Notes to Consolidated Financial Statements for a discussion concerning the Company's review of strategic alternatives.

NOTE 3: CHARGE RELATED TO DISCONTINUED OPERATIONS

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pnuemo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not yet made a decision whether to reject the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul, from August 28, 1998 through December 31, 2001, a total of 75,152 Abex Claims were filed, of which 16,974 claims have been resolved leaving 58,178 Abex Claims pending at December 31, 2001, that are the responsibility of Federal-Mogul. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $908 before insurance. A total of $25.5 million was spent on defense costs for the period August 28, 1998 through December 31, 2001. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex claims. Since the October 1, 2001 bankruptcy filing by Federal-Mogul through December 31, 2001, a total of 3,541 Abex Claims have been filed.

With the assistance of independent advisors, Cooper has completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. At this time, the manner in which this issue ultimately will be resolved is not known. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued-operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net financial impact of this issue. This conclusion is based on a review of the Abex claims history, existing insurance coverage, the contractual indemnities and other facts determined to date. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings.

NOTE 4: ACQUISITIONS AND DIVESTITURES

During 2001, Cooper received purchase price adjustments of $9.8 million net, primarily related to businesses acquired prior to 2001.

In 2000, Cooper completed two large acquisitions and three small product-line acquisitions in its Electrical Products segment and one small acquisition in its Tools & Hardware segment for an aggregate cost of $578.4 million, subject to adjustment as provided in the acquisition agreements. A total of $378.2 million in goodwill was recorded, including an additional $23.2 million in 2001, with respect to the acquisitions. In March 2000, Cooper acquired Eagle Electric for a total cost of $124.6 million. Eagle Electric manufactures and sells electrical wiring devices including switches, receptacles, plugs and connectors, cords and other electrical accessories to the residential and commercial markets. In May 2000, Cooper acquired B-Line Systems for a total cost of $430.6 million. B-Line Systems manufactures and markets support systems and enclosures for electrical, mechanical and telecommunications/data applications.

In 1999, Cooper completed eight acquisitions in its Electrical Products segment and two small acquisitions in its Tools & Hardware segment for an aggregate cost of $443.8 million. The acquisitions include two businesses in the United Kingdom and a business in France that expanded the product offerings of the Cooper European based division, three domestic lighting businesses and four other small product-line acquisitions. A total of $354.4 million in goodwill was recorded, including an additional $16.2 million in 2000, with respect to the acquisitions.

The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated income statements since the respective acquisition dates. The pro forma net income and earnings per share for 2000 and 1999, assuming the acquisitions had been made at the beginning of each year, would not be materially different from reported net income and earnings per share.

On October 9, 1998, Cooper completed the sale of its Automotive Products segment for cash proceeds of $1.9 billion. During 1999, Cooper received an additional $149.1 million representing reimbursement of Cooper's pre-closing cash funding of international operations and the additional cash invested in the Automotive Products segment between March 31, 1998 and October 9, 1998.

NOTE 5: INVENTORIES

	December 31,	
	2001	2000
	(in millions)	
Raw materials	$ 223.6	$ 230.1
Work-in-process	132.2	134.6
Finished goods	374.0	404.5
Perishable tooling and supplies	21.4	20.5
	751.2	789.7
Excess of current standard costs over LIFO costs	(80.3)	(82.8)
Net inventories	$ 670.9	$ 706.9

NOTE 6: PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

	December 31, 2001	December 31, 2000
	(in millions)	
Property, plant and equipment:		
Land and land improvements	$ 53.0	$ 51.5
Buildings	428.1	408.9
Machinery and equipment	812.7	816.0
Tooling, dies and patterns.	213.6	191.1
All other	289.2	290.2
Construction in progress	99.2	124.6
	1,895.8	1,882.3
Accumulated depreciation	(1,069.0)	(1,011.9)
	$ 826.8	$ 870.4
Goodwill	$ 2,477.7	$ 2,473.7
Accumulated amortization	(519.0)	(460.2)
	$ 1,958.7	$ 2,013.5

NOTE 7: ACCRUED LIABILITIES

	December 31, 2001	December 31, 2000
	(in millions)	
Salaries, wages and employee benefit plans	$ 199.7	$ 207.9
Commissions and customer incentives	68.6	39.1
Product and environmental liability accruals	35.7	40.9
Facility integration of acquired businesses	39.3	37.5
Other (individual items less than 5% of total current liabilities)	167.6	160.9
	$ 510.9	$ 486.3

At December 31, 2001, Cooper had accruals of $13.0 million with respect to potential product liability claims and $46.3 million with respect to potential environmental liabilities, including $23.6 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

The product liability accrual consists of $3.2 million of known claims with respect to ongoing operations, $4.9 million of known claims for previously divested operations and $4.9 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2001 claims above $3.0 million.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $7.1 million related to sites owned by Cooper and $39.2 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of the environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

In connection with acquisitions accounted for using the purchase method of accounting, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Significant accruals include plant shut-down and realignment costs. The following table summarizes the accrual balances and activity during each of the last three years:

	2001	2000	1999
		(in millions)	
Activity during each year:			
Balance, beginning of year	$ 37.5	$ 10.8	$ 15.6
Spending	(11.0)	(3.5)	(4.8)
Acquisitions – initial allocation	-	28.6	1.2
Acquisitions – final allocation adjustment	12.9	2.2	(0.3)
Translation	(0.1)	(0.6)	(0.9)
Balance, end of year	$ 39.3	$ 37.5	$ 10.8
Balance by category of accrual:			
Plant shut-down and realignment	$ 38.8	$ 36.5	$ 9.5
Other realignment and integration	0.5	1.0	1.3
	$ 39.3	$ 37.5	$ 10.8

Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. Other realignment and integration costs includes costs to exit product lines and miscellaneous costs.

During the three years ended December 31, 2001, accruals reversed to income were insignificant. The annual spending was primarily related to downsizing and consolidating facilities. The 2000 acquisitions-initial allocation amount is related to the Eagle Electric acquisition and includes approximately $24.2 million for severance and related costs to terminate personnel and $4.4 million of one-time additional costs associated with shutting down manufacturing operations and vacating existing facilities. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. The 2001 acquisitions – final allocation adjustment amount includes additional severance and related costs to terminate personnel and facility shut-down costs in connection with the Eagle Electric and B-Line Systems acquisitions.

NOTE 8: LONG-TERM DEBT AND LEASE COMMITMENTS

	December 31,	
	2001	2000
	(in millions)	
2.54%* commercial paper maturing at various dates through February 2002	$ 280.0	$ 400.0
6.41% - 6.97% second series medium-term notes, due through 2010	302.1	302.1
5.89% - 6.45% third series medium-term notes, due through 2008	250.0	300.0
6.25% Euro bonds maturing in October 2005	270.2	279.4
3.76%* Pound Sterling notes payable maturing at various dates through 2005	26.3	27.4
Other	39.3	43.0
	1,167.9	1,351.9
Current maturities	(60.9)	(51.1)
Long-term portion	$ 1,107.0	$ 1,300.8

* Weighted average interest rates at December 31, 2001. The weighted average interest rates on commercial paper and Pound Sterling bank loans and notes were, 6.89% and 5.67%, respectively at December 31, 2000.

Cooper has U.S. committed credit facilities of $990 million, $440 million of which mature in 2002 and $550 million of which mature in 2004. At December 31, 2001, Cooper had $648 million of its $990 million U.S. committed credit facilities available, after considering commercial paper backup. At December 31, 2000, $547.9 million of its total $1,040 million U.S. committed credit facilities was available after considering commercial paper backup. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 2001, all $500 million of the shelf registration was available to be issued.

Interest rates on Cooper's commercial paper were generally 2.6% and 2.8% below the U.S. prime rate during 2001 and 2000, respectively. Total interest paid during 2001, 2000 and 1999 was $85 million, $96 million and $63 million, respectively.

Commercial paper of $280 million and $400 million at December 31, 2001 and 2000, respectively, was classified as long-term debt reflecting Cooper's intention to refinance these amounts during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

Maturities of long-term debt for the five years subsequent to December 31, 2001 are $60.9 million, $153.6 million, $280.4 million, $525.9 million and $17.9 million, respectively. The future net minimum lease payments under capital leases are not significant.

Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $40.1 million, $37.1 million and $32.9 million during 2001, 2000 and 1999, respectively.

At December 31, 2001, minimum annual rental commitments under noncancellable operating leases were $31.1 million in 2002, $24.7 million in 2003, $15.1 million in 2004, $12.2 million in 2005, $10.4 million in 2006 and $18.3 million thereafter.

NOTE 9: COMMON AND PREFERRED STOCK

Common Stock

At December 31, 2001, 2000 and 1999, 250,000,000 shares of Common stock were authorized of which 93,761,587, 93,413,244 and 94,199,620 shares were issued and outstanding at December 31, 2001, 2000 and 1999, respectively. During the year ended December 31, 2001, Cooper purchased 1,000,000 shares of treasury stock at an average price of $41.95 per share and 1,348,343 shares were issued primarily in connection with employee stock plans. During the year ended December 31, 2000, Cooper purchased 1,138,500 shares of treasury stock at an average price of $34.52 per share and 352,124 shares were issued primarily in connection with employee stock plans. During the year ended December 31, 1999, Cooper purchased 800,000 shares of treasury stock at an average price of $54.99 per share and 750,869 shares were issued primarily in connection with employee stock plans. At December 31, 2001, Cooper had 14,728,631 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

Under the terms of the Dividend Reinvestment Plan, any holder of Common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in Common stock without incurring any brokerage commissions or service charges.

Under a Shareholder Rights Plan adopted by the Board of Directors in 1997, share purchase Rights were declared as a dividend at the rate of one Right for each share of Common stock. Each Right entitles the holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances Common stock having a value of twice the purchase price. Each Right becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire August 5, 2007 and, at Cooper's option, may be redeemed prior to expiration for $.01 per Right.

Preferred Stock

At December 31, 2001 and 2000, Cooper was authorized to issue 1,340,750 shares of Preferred stock with no par value, 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 2001 and 2000, no Preferred shares were issued or outstanding.

NOTE 10: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

Under Cooper stock option plans, officers, directors and key employees may be granted options to purchase Cooper's Common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable ratably over a three-year period commencing one year from the date of grant and have a maximum term of ten years. The plans also provide for the granting of performance-based stock awards and restricted stock awards to certain key executives.

A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 2001 and activity during the three years ended December 31, 2001 is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,810,497	$43.28	2,748,601	$45.94	2,144,104	$46.52
Granted	1,740,000	$45.19	1,425,800	$37.94	1,018,700	$43.52
Exercised	(625,260)	$42.33	(6,500)	$39.06	(286,492)	$39.82
Canceled	(184,579)	$44.09	(357,404)	$42.57	(127,711)	$50.13
Outstanding at end of year	4,740,658	$44.07	3,810,497	$43.28	2,748,601	$45.94
Options exercisable at end of year	1,866,391		1,608,117		1,128,905	
Options available for grant at end of year	5,116,955		1,916,174		3,289,602	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding At 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable At 12/31/01	Weighted Average Exercise Price
$34.84 - $37.94	1,316,091	8.1	$ 37.61	311,031	$ 37.94
$38.13 - $39.06	257,687	3.8	$ 39.05	255,020	$ 39.06
$43.13 - $46.10	2,630,301	8.0	$ 45.24	765,428	$ 44.16
$54.28 - $56.63	536,579	5.6	$ 56.61	534,912	$ 56.62
	4,740,658			1,866,391	

During 2001, options to purchase 10,000 shares of common stock were granted to nonemployee directors at an exercise price of $33.66 and options for 4,000 shares were exercised at $42.13 to $49.03 per share. During 2000, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $35.19 and options for 4,000 shares were exercised at $17.31 per share. During 1999, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $49.03 and options for 4,000 shares were exercised at $14.69 per share. At December 31, 2001, options under the director plans for 23,000 Common shares were exercisable at $42.13 to $63.78 per share, and 129,100 shares were reserved for future grants.

Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 85% of the market value on the offering date or 85% of the market value on the purchase date. On September 10, 2001, a total of 311,452 shares were sold to employees at $44.63 per share. At December 31, 2001, subscriptions for 915,876 shares of Common stock were outstanding at $34.07 per share or, if lower, 85% of the average market price on September 8, 2003, which is the purchase date. At December 31, 2001, an aggregate of 2,423,976 shares of Common stock were reserved for future issuance.

Cooper follows the intrinsic value method of accounting for stock-based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no compensation expense is recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $2.7 million, $5.1 million and $6.1 million was recognized in the consolidated financial statements during 2001, 2000 and 1999, respectively for the performance-based and restricted stock awards. If compensation expense for all of Cooper's stock-based compensation plans was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, net income and earnings per share would have decreased by approximately 2.0% in 2001, 2.1% in 2000 and 2.3% in 1999. The fair value was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999 respectively: dividend yield of 3.5%, 3.5% and 3.0%, expected volatility of 27.5%, 26.4% and 26.4%, risk free interest rates of 5.1%, 6.7% and 5.0% and expected lives of 7 years for 2001, 2000 and 1999.

NOTE 11: ACCUMULATED NONOWNER CHANGES IN EQUITY

	Minimum Pension Liability	Loss On Derivative Instruments	Cumulative Translation Adjustment	Total
	(in millions)			
Balance December 31,1998	$ (3.9)	$ -	$ (26.1)	$ (30.0)
Current year other nonowner changes in equity	1.1	-	(40.5)	(39.4)
Balance December 31, 1999	(2.8)	-	(66.6)	(69.4)
Current year other nonowner changes in equity	0.1	-	(51.2)	(51.1)
Balance December 31, 2000	(2.7)	-	(117.8)	(120.5)
Current year other nonowner changes in equity	(0.7)	(0.3)	(6.3)	(7.3)
Balance December 31, 2001	$ (3.4)	$ (0.3)	$ (124.1)	$ (127.8)

	2001			2000			1999		
	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount
	(in millions)								
Minimum pension liability adjustment	$ (1.1)	$ 0.4	$ (0.7)	$ 0.1	$ -	$ 0.1	$ 1.9	$ (0.8)	$ 1.1
Change in fair value of derivatives	(1.0)	0.4	(0.6)	-	-	-	-	-	-
Reclassification to earnings.	0.5	(0.2)	0.3	-	-	-	-	-	-
	(0.5)	0.2	(0.3)	-	-	-	-	-	-
Translation adjustment	(9.7)	3.4	(6.3)	(78.8)	27.6	(51.2)	(62.3)	21.8	(40.5)
Other nonowner changes in equity	$ (11.3)	$ 4.0	$ (7.3)	$ (78.7)	$ 27.6	$ (51.1)	$ (60.4)	$ 21.0	$ (39.4)

NOTE 12: INCOME TAXES

	Year Ended December 31,		
	2001	2000	1999
	(in millions, except for percentages)		
Components of income from continuing operations before income taxes:			
U.S. operations	$ 211.9	$ 433.7	$ 390.7
Foreign operations	104.5	116.2	127.9
Income from continuing operations before income taxes	$ 316.4	$ 549.9	$ 518.6
Components of income tax expense:			
Current:			
U.S. Federal	$ 60.8	$ 64.0	$ 84.3
U.S. state and local	6.2	1.3	6.2
Foreign	23.2	28.4	36.2
	90.2	93.7	126.7
Deferred:			
U.S. Federal	(43.9)	72.8	48.0
U.S. state and local	2.5	19.4	10.4
Foreign	6.3	6.6	1.6
	(35.1)	98.8	60.0
Income tax expense	$ 55.1	$ 192.5	$ 186.7
Total income taxes paid	$ 100.8	$ 132.3	$ 132.5
Effective tax rate reconciliation:			
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	1.4	2.2	1.9
Foreign statutory rate differential	(3.5)	(1.2)	(1.5)
Nondeductible goodwill	4.3	2.4	2.3
Foreign Sales Corporation	(1.4)	(0.8)	(0.7)
Tax credits	(0.2)	(1.4)	(0.3)
Reduction in tax reserves	(15.8)	-	-
Other	(2.4)	(1.2)	(0.7)
Effective tax rate attributable to continuing operations	17.4%	35.0%	36.0%

A $50 million U.S. Federal tax benefit was recorded in 2001 as a result of recent favorable Appellate level third party court decisions related to certain income tax return issues. These court decisions have validated Cooper's tax return treatment of similar transactions executed in 1997 and prior years that are being contested by the Internal Revenue Service. In light of the Fifth Circuit Court decision, issued in December 2001, Cooper concluded that the tax reserve related to these transactions is no longer required.

	December 31, 2001	December 31, 2000
	(in millions)	
Components of deferred tax assets and liabilities:		
Deferred tax assets:		
Postretirement and other employee welfare benefits	$ 66.4	$ 80.1
Accrued liabilities	153.1	134.0
Minimum pension liability	2.2	1.8
Capital loss carryforward (1)	54.9	59.1
Other	58.5	55.1
Total deferred tax assets	335.1	330.1
Valuation allowance (1)	(47.0)	(47.0)
Deferred tax liabilities:		
Property, plant and equipment and intangibles	(126.9)	(107.0)
Inventories	(24.9)	(18.9)
Employee stock ownership plan	(24.3)	(21.8)
Pension plans	(32.4)	(34.2)
Other	(0.1)	(22.3)
Total deferred tax liabilities	(208.6)	(204.2)
Net deferred tax asset	$ 79.5	$ 78.9

(1) Cooper incurred a capital loss on the sale of the Automotive Products segment. Cooper limited the amount of tax benefits recognized based on an evaluation of the amount of capital loss carryforward that is expected to be realized. The capital loss carryforward is available to offset capital gains through 2003.

The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities at December 31, 2001 and 2000 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFITS

Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired.

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(in millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 584.3	$ 565.3	$ 112.2	$ 116.5
Service cost	16.2	14.9	0.2	0.1
Interest cost	42.5	41.0	8.2	8.8
Benefit payments	(44.4)	(27.6)	(13.3)	(13.6)
Settlements	-	(25.7)	-	-
Actuarial (gain) loss	23.1	(5.9)	34.0	(0.6)
Acquisitions	-	25.5	-	2.2
Other	0.6	(3.2)	0.1	(1.2)
Benefit obligation at December 31	622.3	584.3	141.4	112.2
Change in plan assets:				
Fair value of plan assets at January 1	616.1	615.3	-	-
Actual return on plan assets	(3.6)	10.7	-	-
Employer contributions	5.4	7.6	13.3	13.6
Benefit payments	(44.4)	(27.6)	(13.3)	(13.6)
Settlements	-	(25.7)	-	-
Acquisitions	-	39.1	-	-
Other	(3.1)	(3.3)	-	-
Fair value of plan assets at December 31	570.4	616.1	-	-
Funded status	(51.9)	31.8	(141.4)	(112.2)
Unrecognized actuarial (gain) loss	85.2	7.4	(53.5)	(96.0)
Unrecognized prior service cost	2.9	0.1	(1.8)	(3.0)
Other	0.4	0.6	-	-
Net amount recognized	$ 36.6	$ 39.9	$ (196.7)	$ (211.2)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit asset	$ 103.2	$ 105.4	$ -	$ -
Accrued benefit liability	(73.4)	(71.5)	(196.7)	(211.2)
Intangible asset	1.2	1.5	-	-
Accumulated other non-owner changes in equity	5.6	4.5	-	-
Net amount recognized	$ 36.6	$ 39.9	$ (196.7)	$ (211.2)

The projected benefit obligation and accumulated benefit obligation for Cooper's unfunded defined benefit pension plans were $69.6 million and $65.2 million as of December 31, 2001, and $69.0 million and $64.4 million as of December 31, 2000, respectively.

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	(in millions)					
Components of net periodic benefit cost:						
Service cost	$ 16.2	$ 14.9	$ 15.4	$ 0.2	$ 0.1	$ 0.2
Interest cost	42.5	41.0	38.1	8.2	8.8	10.4
Expected return on plan assets	(49.7)	(52.1)	(50.7)	-	-	-
Amortization of unrecognized transition (asset) obligation	0.2	0.2	(1.5)	-	-	-
Amortization of prior service cost	0.3	-	0.1	(1.2)	(1.4)	(1.5)
Recognized actuarial (gain) loss	2.1	(2.0)	(0.8)	(8.5)	(9.3)	(7.5)
Settlement/curtailment	-	(3.6)	0.1	-	-	-
Net periodic benefit cost	$ 11.6	$ (1.6)	$ 0.7	$ (1.3)	$ (1.8)	$ 1.6

Net periodic pension benefit costs includes a $3.6 million settlement gain in 2000 primarily resulting from the 1999 voluntary severance program (Note 2).

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Weighted average assumptions as of December 31:				
Discount rate	6.00% - 7.25%	6.00% - 7.75%	7.25%	7.75%
Expected return on plan assets	7.00% - 8.50%	7.00% - 8.50%	-	-
Rate of compensation increase	3.00% - 4.50%	3.00% - 4.50%	-	-

For other postretirement benefit measurement purposes, a 10.0% annual increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.3% for 2007 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
Effect on total of service and interest cost components	$ 0.5	$ (0.5)
Effect on the postretirement benefit obligation	$ 8.6	$ (7.8)

During 2001, 2000 and 1999, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $16.4 million, $17.6 million and $17.5 million, respectively.

NOTE 14: COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the Plan, employee savings deferrals are partially matched with contributions by Cooper of Common stock consisting of either an allocation of shares in Cooper's Employee Stock Ownership Plan ("ESOP") or treasury shares issued to the ESOP.

The ESOP purchased Cooper Common stock which was financed through external borrowings and loans from Cooper. The external ESOP debt matured in July 1999 and was fully repaid. The purchases funded by loans between the ESOP and Cooper were treated as eliminated intercompany loans for financial statement purposes. These intercompany loans were paid in full during 2001. Cooper made annual contributions to the ESOP to fund the payment of principal and interest. As the debt was repaid, unallocated shares were allocated to CO-SAV participants to satisfy Cooper's matching obligation or to replace dividends on allocated shares with Cooper Common shares in years prior to 2000.

Dividends paid on unallocated ESOP shares of $0.1 million, $0.5 million and $1.0 million during 2001, 2000 and 1999, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares of $3.8 million during 1999 were used to pay additional principal and interest payments in order to allocate shares equivalent to the dividend amount to participants in the CO-SAV plan. Cooper contributed an additional $8.4 million, $9.6 million and $13.5 million in cash to the ESOP during 2001, 2000 and 1999, respectively, to fund principal and interest payments on ESOP debt.

The number of allocated, committed to be allocated, and unallocated ESOP shares at December 31, 2001 and 2000 is summarized below.

	Shares Purchased Prior to 1994		Shares Purchased In 1994	
	2001	2000	2001	2000
Allocated to CO-SAV participant accounts	2,950,973	2,783,473	928,837	928,837
Committed to be allocated	-	1,111	-	-
Unallocated	-	166,389	-	-

Shares purchased by the ESOP prior to 1994 are accounted for in accordance with Statement of Position 76-3, *Accounting Practices for Certain Employee Stock Ownership Plans* and Emerging Issues Task Force Issue 89-8, *Expense Recognition for Employee Stock Ownership Plans*. Compensation expense is equal to Cooper's CO-SAV matching obligation, adjusted for the difference between the fair market value and cost of the shares committed to be allocated. Compensation expense is reduced by the amount of dividends paid on unallocated ESOP shares available for future matching. All shares issued to the ESOP are considered outstanding for purposes of computing earnings per share.

Shares purchased by the ESOP in 1994 are accounted for in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans* ("SOP 93-6"). SOP 93-6 was effective for fiscal years beginning after December 15, 1993. Compensation expense is recognized at the fair value of the shares committed to be allocated which is equal to the amount of Cooper's CO-SAV matching obligation. Unearned employee stock ownership plan compensation is credited as shares are committed to be allocated based on the cost of the shares to the ESOP. The difference between the fair market value and cost of the shares committed to be allocated is recorded as an adjustment to capital in excess of par value. Dividends paid on unallocated shares are recorded as a reduction of ESOP debt, accrued interest or accrued employee benefits. Unallocated shares are not treated as outstanding in the earnings per share computation.

Compensation expense for the CO-SAV plan and the ESOP was $23.0 million, $20.2 million and $18.6 million in 2001, 2000 and 1999, respectively.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

Cooper's operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The performance of businesses are evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for each segment further allocates resources between the various division operating units that compose the segment and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. Nonrecurring and unusual items are excluded from the evaluations. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

Financial information by industry segment was as follows:

	Revenues			Operating Earnings			Total Assets		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
					(in millions)				
Electrical Products	$ 3,485.5	$ 3,659.2	$ 3,060.9	$ 437.0	$ 585.0	$ 516.7	$ 3,482.9	$ 3,660.9	$ 2,969.5
Tools & Hardware	724.0	800.7	808.0	68.6	97.7	97.9	816.3	844.8	897.8
Total management reporting	$ 4,209.5	$ 4,459.9	$ 3,868.9	505.6	682.7	614.6	4,299.2	4,505.7	3,867.3
Segment nonrecurring and unusual items				(24.0)	-	(4.5)			
Net segment operating earnings				481.6	682.7	610.1			
General Corporate:									
Nonrecurring gains (charges)				(50.1)	-	0.8			
Expense				(30.4)	(32.5)	(37.1)			
Interest expense, net				(84.7)	(100.3)	(55.2)			
Consolidated income from continuing operations before income taxes				$ 316.4	$ 549.9	$ 518.6			
Corporate assets							312.2	283.6	276.1
Consolidated assets							$ 4,611.4	$ 4,789.3	$ 4,143.4

	Electrical Products	Tools & Hardware	Corporate	Consolidated Total
	(in millions)			
2001				
Depreciation	$ 91.9	$ 29.6	$ 4.2	$ 125.7
Goodwill amortization	51.5	9.2	-	60.7
Nonrecurring charges	24.0	-	50.1	74.1
Capital expenditures	80.8	25.3	9.0	115.1
Investment in unconsolidated affiliates	17.0	-	-	17.0
2000				
Depreciation	$ 83.1	$ 30.7	$ 2.1	$ 115.9
Goodwill amortization	49.1	9.4	-	58.5
Capital expenditures	128.9	26.8	19.2	174.9
Investment in unconsolidated affiliates	22.2	-	-	22.2
1999				
Depreciation	$ 69.6	$ 29.4	$ 1.5	$ 100.5
Goodwill amortization	37.7	9.4	-	47.1
Nonrecurring gains	-	-	0.8	0.8
Nonrecurring charges	3.0	1.5	-	4.5
Capital expenditures	117.5	36.5	11.8	165.8
Investment in unconsolidated affiliates	11.4	-	-	11.4

Geographic Information

Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

	Revenues			Long-Lived Assets		
	2001	2000	1999	2001	2000	1999
	(in millions)					
United States	$ 3,240.9	$ 3,500.4	$ 2,944.5	$ 2,254.4	$ 2,319.2	$ 1,912.6
Germany	218.8	180.0	223.1	121.3	135.0	149.5
United Kingdom	224.6	232.6	179.4	367.7	404.8	443.9
Canada	149.9	158.5	133.5	2.5	3.4	4.4
Mexico	141.1	150.4	120.8	126.0	100.8	79.0
Other foreign countries	234.2	238.0	267.6	88.3	91.0	87.4
	$ 4,209.5	$ 4,459.9	$ 3,868.9	$ 2,960.2	$ 3,054.2	$ 2,676.8

International revenues by destination, based on the location products were delivered, were as follows by segment:

	International Revenues		
	2001	2000	1999
		(in millions)	
Electrical Products	$ 856.1	$ 881.0	$ 775.9
Tools & Hardware	360.7	300.9	351.0
	$ 1,216.8	$ 1,181.9	$ 1,126.9

NOTE 16: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

On January 1, 2001, Cooper adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended. SFAS No. 133 requires that all derivatives be recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. If the derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings. The cumulative effect of adopting the new standard was not material to Cooper's 2001 consolidated results of operations, financial position or cash flows.

Cooper enters into foreign currency forward exchange contracts and commodity futures contracts to reduce the risks of adverse changes in foreign exchange rates and commodity prices. Cooper does not enter into speculative derivative transactions.

As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

Foreign currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. The net gain on contracts designated as fair value hedges was not material during 2001. Foreign currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. The net gain on contracts designated as cash flow hedges was not material in 2001. Cooper also enters into certain foreign currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to intercompany financing transactions.

Cooper enters into commodity futures contracts to reduce the volatility of price fluctuations on a portion of its forecasted annual raw material purchases. These instruments are designated as cash flow hedges. The net loss on commodity futures contracts was not material in 2001.

Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. At December 31, 2001, Cooper expects to reclassify $0.3 million of net losses on derivative instruments designated as cash flow hedges from accumulated nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2001 was not material.

The table below summarizes, by currency, the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2001 and 2000.

	December 31,	
	2001	2000
	(in millions)	
British Pound Sterling	$ 0.8	$ 17.6
Euro	8.5	15.1
Mexican Peso	4.4	2.2
Swiss Franc	2.9	2.7
Australian Dollar	-	2.2
Norwegian Krone	1.5	-
Other	2.0	1.2
	$ 20.1	$ 41.0

Other Instruments

In the normal course of business, Cooper executes letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $112.0 million and $111.9 million at December 31, 2001 and 2000, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum cost of $7.0 million. The repurchase agreement will be settled immediately prior to the maturity of the securities. Settlement of this transaction will not require any financing by Cooper and this transaction does not create an asset or liability, other than as described above. The face amount of the securities was $1.0 billion.

Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any potential cost under the securities loan agreement and realized a gain of approximately $1.9 million. The securities loan agreement will be settled immediately prior to the maturity of the notes. Settlement of this transaction will not require any financing by Cooper and this transaction does not create a liability. The face amount of the notes was $480 million. In 1999 Cooper entered into a similar executory contract. Upon settlement of the contract in 2000, Cooper realized a $7.3 million cost, its maximum exposure under the 1999 executory contract.

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 4.8% of accounts receivable.

Fair Value of Financial Instruments Other than Derivatives

Cooper's financial instruments other than derivative instruments, consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.3 billion and $1.5 billion of debt instruments at December 31, 2001 and 2000, respectively. The book value of these instruments was approximately equal to fair value at December 31, 2001 and 2000.

NOTE 17: SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,	
	2000	1999
	(in millions)	
Assets acquired and liabilities assumed or incurred		
From the acquisition of businesses:		
Fair value of assets acquired	$ 684.0	$ 522.9
Liabilities assumed or incurred	(103.6)	(88.3)
Cash used to acquire businesses, net of cash acquired	$ 580.4	$ 434.6

NOTE 18: NET INCOME PER COMMON SHARE

	Basic			Diluted		
	Year Ended December 31,			Year Ended December 31,		
	2001	2000	1999	2001	2000	1999
	($ in millions, shares in thousands)					
Income from continuing operations	$ 261.3	$ 357.4	$ 331.9	$ 261.3	$ 357.4	$ 331.9
Charge from discontinued operations	(30.0)	-	-	(30.0)	-	-
Net income applicable to Common stock	$ 231.3	$ 357.4	$ 331.9	$ 231.3	$ 357.4	$ 331.9
Weighted average Common shares outstanding	94,008	93,524	94,046	94,008	93,524	94,046
Incremental shares from assumed conversions:						
Options, performance-based stock awards And other employee awards				869	626	896
Weighted average Common shares and Common share equivalents				94,877	94,150	94,942

Options and employee awards are not considered in the calculations if the effect would be antidilutive.

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

	2001 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$1,095.1	$ 1,073.0	$ 1,051.8	$ 989.6
Cost of sales	768.9	744.7	730.5	699.8
Selling and administrative expenses	199.5	186.0	175.3	168.9
Goodwill amortization	14.8	15.3	15.3	15.3
Nonrecurring charges	-	-	-	74.1
Interest expense, net	25.1	22.4	18.8	18.4
Income from continuing operations before income taxes	86.8	104.6	111.9	13.1
Income tax expense (benefit)	30.4	36.6	37.6	(49.5)
Income from continuing operations	56.4	68.0	74.3	62.6
Charge related to discontinued operations	-	-	-	(30.0)
Net income	$ 56.4	$ 68.0	$ 74.3	$ 32.6
Income per Common share				
Basic:				
Income from continuing operations	$ .60	$ .72	$ .79	$ .67
Charge from discontinued operations	-	-	-	(.32)
Net income	$ .60	$ .72	$ .79	$ .35
Diluted:				
Income from continuing operations	$ .60	$ .72	$ .78	$ .66
Charge from discontinued operations	-	-	-	(.32)
Net income	$ .60	$ .72	$ .78	$ .34

	2000 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,038.9	$ 1,168.2	$ 1,145.8	$ 1,107.0
Cost of sales	701.7	794.5	773.1	749.0
Selling and administrative expenses	176.4	189.4	188.2	178.9
Goodwill amortization	13.4	14.7	15.4	15.0
Interest expense, net	18.3	26.6	28.6	26.8
Income before income taxes	129.1	143.0	140.5	137.3
Income taxes	45.2	50.1	49.1	48.1
Net income	$ 83.9	$ 92.9	$ 91.4	$ 89.2
Income per Common share				
Basic	$ .89	$ 1.00	$ .98	$ .95
Diluted	$ .89	$ .99	$ .97	$ .95

NOTE 20: OTHER EVENTS

On August 1, 2001, Danaher Corporation ("Danaher") announced it had made an unsolicited proposal to Cooper for a merger through a stock and cash transaction valued by Danaher at $54 to $58 per Cooper share, subject to conducting due diligence procedures. On August 8, 2001, Cooper's Board of Directors unanimously rejected Danaher's proposal and authorized management to explore all strategic alternatives that would maximize shareholder value including mergers, sales, strategic alliances, acquisitions or other similar strategic alternatives.

On February 13, 2002, Cooper announced that it completed its strategic alternatives review process. After careful review of all the available alternatives with management and its financial advisors, Cooper's Board of Directors concluded that it is in the best interests of Cooper's shareholders to move forward with its plan to reincorporate in Bermuda, as previously announced on June 11, 2001. Cooper's announcement noted that the strategic alternatives review process was very careful, deliberate and complete in analyzing how best to maximize shareholder value; however, as a result of intervening circumstances including the tragic events of September 11, 2001, the bankruptcy of Federal-Mogul and a very difficult business environment, Cooper received no definitive proposals to acquire the Company as a whole or in parts.

Under its plan to change its place of incorporation from Ohio to Bermuda, Cooper Industries, Ltd., a newly formed Bermuda corporation, will become the parent holding company of Cooper Industries, Inc. Upon completion of the reorganization, each share of Cooper Industries, Inc. common stock will automatically convert into a share of Cooper Industries, Ltd. common stock and will have substantially the same attributes as Cooper Industries, Inc. common stock. Cooper Industries, Ltd. shares will be listed on the New York Stock Exchange under the "CBE" symbol, the same symbol under which the Company's common stock currently trades. A special meeting of the shareholders of Cooper Industries, Inc. will be called to vote on the proposed transaction.

Shareholder Information

Transfer Agent, Registrar and Dividend Disbursing Agent

EquiServe Trust Company, N.A.

General correspondence about your shares and correspondence related to the Dividend Reinvestment Plan should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

Dividend Reinvestment Plan optional cash payment inquiries should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 13531
Newark, New Jersey 07188-0001

Requests to transfer Cooper shares should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 2506
Jersey City, New Jersey 07303-2506

Telephone inquiries can be made to the Telephone Response Center at (201) 324-1225, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern time. An automated inquiry service is available seven days a week, 24 hours per day. For hearing-impaired service, call (201) 222-4955.

Cooper's transfer agent also may be contacted on the Internet at www.equiserve.com.

Shareholder Information Line

For the latest news about Cooper, including the quarterly financial results and dividend information, call (800) 371-9242. Through this line, you also can access the transfer agent regarding stock information, and request faxed or mailed copies of news releases and other Cooper information.

Additional Shareholder Assistance

For additional assistance regarding your shareholdings, write or call:
Corporate Secretary's Department
Cooper Industries, Inc.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8673

Investor Relations Contact

Richard J. Bajenski
Vice President, Investor Relations
Cooper Industries, Inc.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8610

Financial Review

A copy of Cooper Industries' Financial Review may be obtained by contacting the Investor Relations Department.

Annual Meeting

The Annual Meeting of Shareholders will be held at 11:00 a.m. Central time on Friday, April 5, 2002, in the J.P. Morgan Chase Center Auditorium, 601 Travis Street, Houston, Texas. A meeting notice and proxy materials are being mailed to all shareholders of record as of March 1, 2002.

Corporate Headquarters

Cooper Industries, Inc.
600 Travis, Suite 5800
Houston, Texas 77002-1001
Telephone (713) 209-8400

Internet address: www.cooperindustries.com
E-mail address: info@cooperindustries.com

This report is printed on recycled paper.

Certain statements in this annual report are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, statements regarding Cooper's potential asbestos exposure, growth initiatives and cost-reduction programs, resolution of income tax matters, Cooper's share repurchase program and any statements regarding future revenues, earnings, cash flows and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. These statements are subject to various risks and uncertainties, many of which are outside the control of Cooper, including, without limitation, market and economic conditions, changes in raw material and energy costs, industry competition, the net effects of Cooper's cost-reduction programs, changes in tax laws, shareholder approval of the plan to reincorporate in Bermuda and the ability to realize the expected benefits thereof, the impact of the Federal-Mogul bankruptcy, the timing and amount of share repurchases by Cooper, and other risk factors as discussed from time to time in Cooper's Securities and Exchange Commission filings.

COOPER

Cooper Industries
P.O. Box 4446
Houston, Texas
77210-4446